PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265598

Jones Soda Co.

24,324,384 Shares of Common Stock

This prospectus relates to the resale by certain selling shareholders of Jones Soda Co., a Washington corporation (the “Company”), identified in this prospectus of up to 24,324,384 shares (the “Resale Shares”) of the Company’s common stock, no par value, including 18,302,192 Resale Shares issuable upon exercise of outstanding warrants. All of the Resale Shares were purchased from the Company in either a private placement transaction or a court-approved share exchange transaction under Section 3(a)(10) under the Securities Act of 1933, as amended, that involved a shell company and are being offered for resale by the selling shareholders only.

The Resale Shares may be sold by the selling shareholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” in this prospectus.

The prices at which the selling shareholders may sell the Resale Shares will be determined by the prevailing market price for shares of the Company’s common stock or in privately negotiated transactions. The Company will not receive any proceeds from the sale of the Resale Shares by the selling shareholders.

The Company will bear all costs relating to the registration of the Resale Shares, other than any selling shareholder’s legal or accounting costs or commissions.

The Company’s common stock is presently listed on the Canadian Securities Exchange under the symbol “JSDA” quoted on the OTCQB under the symbol “JSDA.” The closing price of the Company’s common stock on June 23, 2022, as reported by the OTCQB was $0.2784 per share.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 4 of this prospectus and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2022.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act of 1933, as amended (the “Securities Act”), with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as to any portion of any future report or document that is not deemed filed under such provisions:

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022;

2.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 13, 2022;

3.

The Company’s Current Reports on Form 8-K (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) filed with the SEC on February 15, 2022, February 18, 2022, March 21, 2022, April 21, 2022, May 16, 2022,  June 2, 2022 and June 7, 2022;

4.	The Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders filed with the SEC on April 1, 2022; and

5.

The description of the Company’s common stock contained in the registration statement on Form 8-A filed with the SEC on May 7, 2002, as amended on March 20, 2003, including any amendments or reports filed with the SEC for the purposes of updating such description.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or any subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (206) 624-3357 or by writing to us at the following address:

Jones Soda Co.

66 South Hanford Street, Suite 150

Seattle, Washington 98134

Attention: Secretary

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Jones Soda,” “Jones” or “the Company” refer to Jones Soda Co., and its subsidiaries.

Overview

We develop, produce, market and distribute premium beverages that we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens, sandwich shops and burger restaurants, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers. In addition, we intend to expand our business to the production of cannabis-containing beverages and related products.

Jones Soda Products

Our strategy is to continue to focus on our core brand, Jones Soda, while also investing in additional initiatives, including fountain and Lemoncocco. Our product line-up currently consists of the following:

Jones Soda

Jones Soda is our premium carbonated soft drink. We sell Jones Soda in premium glass bottles and cans, with labels featuring photos sent to us by our consumers. We also sell Jones Soda on fountain, utilizing consumer photos on the fountain equipment and cups. We sell Jones Soda in flavors such as FuFu Berry, Cream Soda, Root Beer and Orange & Cream.

Fountain

Drawing inspiration from our traditional bottles, our fountain equipment and cups are branded with an engaging collage of consumer-submitted photos that are inspired by the business themes of our retail partners and the regions in which they are located. Our fountain offerings include traditional flavors such as Cane Sugar Cola, Sugar Free Cola, as well as cane sugar sweetened Ginger Ale, Orange & Cream, Root Beer and Lemon Lime. Rounding out the lineup are two of our most popular cane sugar flavors, Berry Lemonade and Green Apple. We have developed other products in select markets that include teas, lemonade, vitamin enhanced waters, hydration beverages, as well as naturally flavored sparkling waters. In January and February of 2022 we released our Jones Soda Root Beer fountain products throughout all Costco Business Centers in the USA.

Lemoncocco

We launched Lemoncocco® in 2016. Lemoncocco represents an entirely new beverage category that was inspired by the distinctive refreshment stands found along the streets of Rome, Italy. Lemoncocco is a premium non-carbonated, naturally flavored beverage with the extracts of Sicilian lemons and a splash of coconut cream. Lemoncocco is lightly sweetened with a touch of cane sugar and only 90 calories per 12-ounce serving.

Co-Brand and Private Label Products

From time to time, when opportunities meet our required financial and operational metrics, we utilize our industry expertise to provide private label products for customers.

Our Focus: Sales Growth

Our focus is sales growth through execution of the following key initiatives:

●	Expand the Jones Soda glass bottle business in existing and new sales channels;

●	Expand our fountain program in the United States and Canada;

●	Release and grow the new product line of Tetrahydrocannabinol and cannabidiol-infused beverages, edibles, and other related products; and

●	Increase distribution of Lemoncocco in the United States and Canada.

Planned Cannabis Operations

On July 14, 2021, we received $2,000,000 from the issuance of an unsecured convertible debenture to SOL Verano Blocker 1 LLC (the “2021 Debenture”). On February 9, 2022, we issued $3,000,000 in aggregate principal amount of 3.00% unsecured convertible debentures (the “Contingent Convertible Debentures”). Lastly, on February 15, 2022, we issued an aggregate of 20,000,048 shares of our common stock in connection with the completion of the previously announced acquisition of all the issued and outstanding common shares (the “Pinestar Shares”) of Pinestar Gold Inc. (the “Pinestar”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) whereby the outstanding Pinestar Shares were exchanged for newly issued shares of our common stock on a one-for-one basis. The Plan of Arrangement had previously been approved by both Pinestar’s shareholders as well as by the Supreme Court of British Columbia after such court held a hearing on the fairness of the terms and conditions of the Plan of Arrangement at which all Pinestar shareholders had the right to appear.  In connection with the Plan of Arrangement, Pinestar completed an offering for subscription receipts (“Subscription Receipts”) for aggregate gross proceeds of $8,000,000 and, following the Plan of Arrangement, we now have access to those proceeds. Pursuant to the terms of the 2021 Debenture and the Contingent Convertible Debentures we must use the proceeds from these financings for the purpose of expanding our business to the production of cannabis-containing beverages and related products.

Utilizing the funds received in connection with the 2021 Debenture, the Plan of Arrangement transaction and the Contingent Convertible Debenture financing,  we intend to develop, market and distribute cannabis-infused beverages, edibles and related products utilizing the “Jones Soda” and “Mary Jones” brand names to complement our existing soda beverage business. Our management has entered into licensing agreements with manufacturers and distributors of Jones’ planned cannabis products and is also considering pursuing possible strategic acquisitions of manufacturing and bottling companies that have the ability to manufacture premium cannabis infused products.

Recent Developments

On April 16, 2022, we entered into a binding offer to purchase (as amended on May 10, 2022, the “LOI”) with Simply Better Brands Corp. (“SBBC”) pursuant to which SBBC agreed to acquire of all of our issued and outstanding shares of common stock at a deemed value of $0.75 per share, payable in shares of common stock of SBBC (the “SBBC Shares”) based on a price per SBBC Share equal to $3.65.

On June 6, 2022, due to current market conditions, each of the Company and SBBC agreed in writing to mutually terminate the LOI pursuant to Section 13(a) of the LOI.

Risks Associated with Our Business

Our ability to execute on our business strategy is subject to a number of risks, which are discussed more fully in the section titled “Risk Factors.” Investors should carefully consider these risks before making an investment in our common stock. These risks include, among others, the following:

●

We have experienced recurring losses from operations and negative cash flows from operating activities. We may need additional financing in the future, which may not be available when needed or may be costly and dilutive.

●	We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

●

Competition from traditional and large, well-financed non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

●

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy the changing preferences of consumers will determine our long-term success.

●	We may experience a reduced demand for some of our products due to health concerns (including obesity) and legislative initiatives against sweetened beverages.

●	Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.

●	Our plans to enter into the cannabis industry may not be successful, which would have an adverse impact on our business, financial condition and results of operations.

●	Companies that operate in the cannabis industry face unique and evolving risks.

●

Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

●	It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us.

●	If we do not adequately manage our inventory levels, our operating results could be adversely affected.

●

If we fail to maintain relationships with our independent contract manufacturers, our business could be harmed. Furthermore, our dependence on independent contract manufacturers could make management of our manufacturing and distribution efforts inefficient or unprofitable.

●	Increases in costs or shortages of raw materials could harm our business and financial results.

●	If we encounter product recalls or other product quality issues, our business may suffer.

●	We could be exposed to product liability claims.

●	Our business and periodic financial results can be affected by currency rate fluctuations, because a significant percentage of our business is in Canada.

●	Global economic, political, social and other conditions, including the COVID-19 pandemic, may continue to adversely impact our business and results of operations.

●	Our common stock is traded on the OTCQB and the Canadian Stock Exchange Marketplace, which may have an unfavorable impact on our stock price and liquidity.

●	We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.

Corporate Information

Our company is a Washington corporation formed in 2000 as a successor to Urban Juice and Soda Company Ltd., a Canadian company formed in 1986. In November 2021, we incorporated Jones Soda Cannabis Inc., as a wholly-owned subsidiary of Jones Soda that will act as a holding company for our subsidiaries in each of the states in which we intend to operate our cannabis business. Our principal place of business is located at 66 South Hanford Street, Suite 150, Seattle, Washington 98134, and our telephone number is (206) 624-3357. Our website address is www.jonessoda.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by selling shareholders:	24,044,384 shares of common stock, including 18,302,192 shares of the Company’s common stock issuable upon exercise of outstanding warrants.

Offering price:	Market price or privately negotiated prices.

Common stock outstanding after the offering:	98,354,380

Use of proceeds:	We will not receive any proceeds from the sale of the Resale Shares by the selling shareholders.

Risk factors:

An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 4.

OTCQB Symbol:	JSDA

The number of shares of common stock to be outstanding immediately after this offering is based on 98,354,380 shares of common stock outstanding as of June 23, 2022 and excludes:

●	23,697,000 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $0.58 per share;

●	3,678,499 shares of common stock issuable upon exercise of options with a weighted average exercise price of $0.40 per share;

●	11,936,074 shares of common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Before deciding whether to purchase our common stock, investors should carefully consider the risks described below, as may be amended, supplemented or superseded from time to time by other reports we file with the SEC. Our business, financial condition, operating results and prospects are subject to the following material risks as well as those material risks incorporated by reference. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and our shareholders may lose all or part of their investment in the shares of our common stock.

Risks Related to our Financial Condition and Capital Requirements

We have experienced recurring losses from operations and negative cash flows from operating activities.

We have experienced recurring losses from operations and negative cash flows from operating activities. We incurred a net loss of $1.8 million for the year ended December 31, 2021 and $1.7 million for the three months ended March 31, 2022. Our accumulated deficit was $71.8 million as of December 31, 2021 and $73.5 million as of March 31, 2022.

We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our financial condition. Our prior losses and possible future losses have had an adverse effect on our financial condition. If our products do not achieve sufficient market acceptance and our revenues do not increase as expected, we may continue to generate operating losses for the foreseeable future. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

If we are not able to successfully execute on our future operating plans, our financial condition and results of operation may be materially adversely affected, and we may not be able to continue as a going concern.

It is critical that we meet our sales goals and increase sales going forward as our operating plan already reflects prior significant cost containment measures and may make it difficult to achieve top-line growth if further significant reductions become necessary. If we do not meet our sales goals, our available cash and working capital will decrease and our financial condition will be negatively impacted.

If we do not effectively utilize the proceeds from our recent financings, our financial condition and results of operations may be materially adversely affected.

On July 14, 2021, we received the 2021 Debenture, on February 9, 2022, we issued $3,000,000 in aggregate principal amount of the Contingent Convertible Debentures, and on February 15, 2022, we issued an aggregate of 20,000,048 shares of our common stock in connection with the Plan of Arrangement. In connection with the Plan of Arrangement, Pinestar completed an offering of Subscription Receipts for aggregate gross proceeds of $8,000,000 and, following the Plan of Arrangement, we now have access to those proceeds.

If we are unable to effectively utilize the proceeds of these financings, our financial condition and results of operations may suffer.

We may need additional financing in the future, which may not be available when needed or may be costly and dilutive.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. In addition, the continuation of the COVID-19 pandemic and uncertain market conditions may limit our ability to access capital, may reduce demand for certain products, and may negatively impact our supply chain. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Moreover, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Risks Related to Our Current Brand and Beverage Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our target market, trendy, young consumers looking for a distinctive tonality in their beverage choices. In addition, our business depends on acceptance by our independent distributors and retailers of our brands as beverage brands that have the potential to provide incremental sales growth. If we are not successful in the revitalization and growth of our brand and product offerings, we may not achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. In addition, we may not be able to effectively execute our marketing strategies in light of the COVID-19 pandemic which has caused and may continue to cause various closures and event cancellation. Any failure of our Jones Soda brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our brand and image are keys to our business and any inability to maintain a positive brand image could have a material adverse effect on our results of operations.

Our success depends on our ability to maintain brand image for our existing products and effectively build up brand image for new products and brand extensions. We cannot predict whether our advertising, marketing and promotional programs will have the desired impact on our products’ branding and on consumer preferences. In addition, negative public relations and product quality issues, whether real or imagined, could tarnish our reputation and image of the affected brands and could cause consumers to choose other products. Our brand image can also be adversely affected by unfavorable reports, studies and articles, litigation, or regulatory or other governmental action, whether involving our products or those of our competitors.

Competition from traditional and large, well-financed non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. Some of these competitors are placing severe pressure on independent distributors not to carry competitive sparkling brands such as ours. We also compete with regional beverage producers and “private label” soft drink suppliers.

Our direct competitors in the sparkling beverage category include traditional large beverage companies and distributors, and regional premium soft drink companies. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources and more developed and extensive distribution networks than ours. We may not be able to grow our volumes or maintains our selling prices, whether in existing markets or as we enter new markets.

Increased competitor consolidations, market-place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we intend to introduce product extensions and additional brands.  We may not be successful in doing this, or it may take us longer than anticipated to achieve market acceptance of these new products and brands, if at all. Other companies may be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy the changing preferences of consumers will determine our long-term success.

Failure to introduce new brands, products or product extensions into the marketplace as current ones mature and to meet the changing preferences of consumers could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary and consumer preferences and loyalties change over time. Although we try to anticipate these shifts and innovate new products to introduce to our consumers, we may not succeed. Consumer preferences also are affected by factors other than taste, such as health and nutrition considerations and obesity concerns, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. In addition, there may be a decreased demand for certain products as a result of the COVID-19 pandemic. If we do not adequately anticipate or adjust to respond to these and other changes in consumer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

We may experience a reduced demand for some of our products due to health concerns (including obesity) and legislative initiatives against sweetened beverages.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about obesity and its consequences. There has been a trend among some public health advocates and dietary guidelines to recommend a reduction in sweetened beverages, as well as increased public scrutiny, new taxes on sugar-sweetened beverages (as described below), and additional governmental regulations concerning the marketing and labeling/packing of the beverage industry. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to sweetened beverages could reduce demand for our beverages and increase desire for more low-calorie soft drinks, water, enhanced water, coffee-flavored beverages, tea, and beverages with natural sweeteners. We are continuously working to reduce calories and sugar in our Jones Cane Sugar products while launching additional products like Lemoncocco, to pair with existing brand extensions such as Jones Sugar Free that round out our diversified portfolio.

Legislative or regulatory changes that affect our products, including new taxes, could reduce demand for products or increase our costs.

Taxes imposed on the sale of certain of our products by federal, state and local governments in the United States, or other countries in which we operate could cause consumers to shift away from purchasing our beverages. Several municipalities in the United States have implemented or are considering implementing taxes on the sale of certain “sugared” beverages, including non-diet soft drinks, fruit drinks, teas and flavored waters to help fund various initiatives. These taxes could materially affect our business and financial results.

Risks Related to the Cannabis Industry

Our plans to enter into the cannabis industry may not be successful, which would have an adverse impact on our business, financial condition and results of operations.

Our strategy for growth in the cannabis industry is dependent on, among other things, our ability to partner with local licensed cannabis manufacturers to launch and market Tetrahydrocannabinol (“THC”)/ cannabidiol (“CBD”)-infused and/or cannabis-infused beverages, tinctures, edibles and other products. Although we intend to devote significant financial and other resources to expanding our business to the production of cannabis-containing beverages and related products, these efforts may not be commercially successful or achieve the desired results. Our financial results and our ability to maintain or improve our competitive position will depend on our ability to effectively gauge the direction of the cannabis industry and successfully identify, develop, market and sell new or improved products and services in this changing marketplace. Our inability to successfully implement our cannabis strategy could have a material adverse effect on our business, financial condition and results of operations

Companies that operate in the cannabis industry face unique and evolving risks.

The expansion of our business to the production or sale of cannabis containing beverages, edibles and related products may adversely affect our operations by the risks faced by companies operating in the cannabis industry, including but not limited to, the following:

Marijuana remains illegal under United States federal law

Marijuana is a Schedule-I controlled substance under the Controlled Substances Act (“CSA”) and is illegal under federal law. It remains illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 a.1. states that it shall be unlawful to “knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance.” Even in those states in which the use of marijuana has been authorized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely adversely affect demands for any cannabis products we develop.

Uncertainty of federal enforcement

On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the U.S. Department of Justice (“DOJ”) that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the federal government will choose to enforce federal laws regarding marijuana. Former Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance “unnecessary.” This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. On November 7, 2018, Jeff Sessions resigned from his position as Attorney General. The current Attorney General, Merrick Garland, has not indicated any change in enforcement priority for state-compliant marijuana businesses, however, substantial uncertainty regarding federal enforcement remains. Regardless, the federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the Cole Memorandum does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future. As a result, it is now unclear if the DOJ will seek to enforce the CSA against those users and suppliers who comply with state marijuana laws.

In 2014, Congress passed a spending bill (the “2015 Appropriations Bill”) containing a provision known as the Rohrabacher–Farr amendment (the “Appropriations Rider”) blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to “prevent such States from implementing their own State medical marijuana law.” The Appropriations Rider provided a budgetary constraint on the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the DOJ maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. However, the Ninth Circuit Court of Appeals and other courts have interpreted the language to mean that the DOJ cannot prosecute medical marijuana operators complying strictly with state medical marijuana laws. Additionally, the Appropriations Rider must be re-enacted every year. The Appropriations Rider was renewed on December 20, 2019 through the signing of the fiscal year 2020 omnibus spending bill, effective through September 30, 2020, continued re-authorization of the Appropriations Rider cannot be guaranteed. Subsequently, the Appropriations Rider was extended through a series of stopgap spending bills on October 1, December 11, December 18, December 20 and December 22, 2020.  In 2021, President Joe Biden became the first president to propose a budget with the Appropriations Rider included. On September 30, 2021, December 3, 2021, and February 18, 2022, the Appropriations Rider was renewed through a series of stopgap spending bills. On March 15, 2022 the Appropriations Rider was renewed through the signing of the Fiscal Year 2022 omnibus spending bill, effective through September 30, 2022. If the Appropriations Rider is not extended in the future, the risk of federal enforcement and override of state medical marijuana laws would increase.

Despite the rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network (“FCEN”), has not rescinded the “FinCEN Memo” dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana-related businesses which utilize them. This memo appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, FCEN, could elect to rescind the FinCEN Memo. This would make it more difficult for us and our clients and potential clients to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

We could become subject to racketeering laws

The Racketeer Influenced Corrupt Organizations Act (“RICO”) is a federal statute providing criminal penalties in addition to a civil cause of action for acts performed as part of an ongoing criminal organization. Under RICO, it is unlawful for any person who has received income derived from a pattern of racketeering activity (which includes most felonious violations of the CSA), to use or invest any of that income in the acquisition of any interest, or the establishment or operation of, any enterprise which is engaged in interstate commerce. RICO also authorizes private parties whose properties or businesses are harmed by such patterns of racketeering activity to initiate a civil action against the individuals involved. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action. Any violation of RICO could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens or criminal charges, including but not limited to, seizure of assets, disgorgement of profits, cessation of our business activities or divestiture.

Banking regulations could limit access to banking services and expose us to risk

In February 2014, the FCEN of the U.S. Department of the Treasury issued the FCEN Memo. The FCEN Memo states that in some circumstances, it may not be appropriate to prosecute banks that provide services to marijuana-related businesses for violations of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo. Under U.S. federal law, banks or other financial institutions that provide a cannabis-related business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. As a result, any cannabis operations we develop may have the effect of  limiting our access to banking or other financial services in the United States. The inability or limitation on our ability to open or maintain bank accounts in the United States, to obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct our business. Although multiple legislative reforms related to cannabis and cannabis-related banking are currently being considered by the federal government in the United States, such as the Strengthening the Tenth Amendment Through Entrusting States Act, the Marijuana Opportunity, Reinvestment and Expungement Act and the Secure and Fair Enforcement Banking Act, there can be no assurance that any of these pieces of legislation will become law in the United States.

Further legislative development beneficial to our operations is not guaranteed

The success of our planned business expansion into cannabis products will depend on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which could adversely affect the demand for our product and operations.

Changing legislation and evolving interpretations of the law

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect our planned cannabis operations. Local, state, and federal marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with modification of operations to ensure compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our planned cannabis business and result in a material adverse effect on our operations. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Dependence on client licensing

Our planned cannabis business will be dependent on us obtaining or partnering on various licenses from various municipalities and state licensing agencies. There can be no assurance that any or all licenses necessary for us to operate our planned cannabis businesses will be obtained, retained or renewed. If a licensing body were to determine that we had violated applicable rules and regulations, there is a risk the license granted to us could be revoked, which could adversely affect our operations.

Insurance risks

In the United States, many marijuana-related businesses are subject to a lack of adequate insurance coverage. In addition, many insurance companies may deny claims for any loss relating to marijuana or marijuana-related operations based on their illegality under federal law, noting that a contract for an illegal transaction may be unenforceable.

The cannabis industry is an evolving industry and we must anticipate and respond to changes.

The cannabis industry is not yet well-developed, and many aspects of this industry’s development and evolution cannot be accurately predicted. While we have attempted to identify any risks specific to the cannabis industry that would be applicable to our planned cannabis operations, you should carefully consider that there are other risks that cannot be foreseen or are not described in this report, which could materially and adversely affect the development of our cannabis business and our future financial performance. We expect that the cannabis market and our business will evolve in ways that are difficult to predict. Our long-term success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to successfully adapt to changes in the cannabis industry, our operations could be adversely affected.

Risks Related to Our Business Operations and Financial Results

Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

We incur significant time and expense in attracting and maintaining key distributors.

Our marketing and sales strategy depends in large part on the availability and performance of our independent distributors. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from some of our distributors. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

If we lose any of our key distributors or national retail accounts, our financial condition and results of operations could be adversely affected.

For the three months ended March 31, 2022, A. Lassonde Inc. (“Lassonde”), one of our independent distributors and our top account by revenue represented approximately 21% of revenue. We continually seek to expand and upgrade our distributor network, direct to retail accounts and national retail relationships. However, we may not be able to maintain our key distributor base. The loss of any of our key distributors (such as Lassonde) or national accounts would have a material adverse effect on our revenues, liquidity and financial results, could negatively impact our ability to retain our relationships with our other distributors and our ability to expand our market, and would place increased dependence on our other independent distributors and national accounts.

It is difficult to predict the timing and amount of our sales because our distributors are not required to place minimum orders with us.

Our independent distributors and national accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and national partners, may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spend and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

If we fail to maintain relationships with our independent contract manufacturers, our business could be harmed.

We do not manufacture our products but instead outsource the manufacturing process to third-party bottlers and independent contract manufacturers (co-packers). We do not own the plants or the majority of the equipment required to manufacture and package our beverage products, and we do not anticipate bringing the manufacturing process in-house in the future. Our ability to maintain effective relationships with contract manufacturers and other third parties for the production and delivery of our beverage products in a particular geographic distribution area is important to the success of our operations within each distribution area. Competition for contract manufacturers’ business is intense, especially in the western United States, and this could make it more difficult for us to obtain new or replacement manufacturers, or to locate back-up manufacturers, in our various distribution areas, and could also affect the economic terms of our agreements with our existing manufacturers. We may not be able to maintain our relationships with current contract manufacturers or establish satisfactory relationships with new or replacement contract manufacturers, whether in existing or new geographic distribution areas. The failure to establish and maintain effective relationships with contract manufacturers for a distribution area could increase our manufacturing costs and thereby materially reduce gross profits from the sale of our products in that area. Poor relations with any of our contract manufacturers could adversely affect the amount and timing of product delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition. In addition, our agreements with our contract manufacturers are terminable at any time, and any such termination could disrupt our ability to deliver products to our customers.

Our dependence on independent contract manufacturers could make management of our manufacturing and distribution efforts inefficient or unprofitable.

We are expected to arrange for our contract manufacturing needs sufficiently in advance of anticipated requirements, which is customary in the contract manufacturing industry for comparably sized companies. Based on the cost structure and forecasted demand for the particular geographic area where our contract manufacturers are located, we continually evaluate which of our contract manufacturers to use. To the extent demand for our products exceeds available inventory or the production capacity of our contract manufacturing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more product inventory than warranted by the actual demand for it, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract manufacturing requirements and our inventory levels may impair relationships with our independent distributors and key accounts, which, in turn, would likely have a material adverse effect on our ability to maintain effective relationships with those distributors and key accounts.

Increases in costs or shortages of raw materials could harm our business and financial results.

The principal raw materials we use include glass bottles, aluminum cans, labels and cardboard cartons, aluminum closures, flavorings, sucrose/inverted pure cane sugar and sucralose. In addition, certain of our contract manufacturing arrangements allow such contract manufacturers to increase their charges to us based on their own cost increases. These manufacturing and ingredient costs are subject to fluctuation. Substantial increases in the prices of our ingredients, raw materials and packaging materials, to the extent that they cannot be recouped through increases in the prices of finished beverage products, would increase our operating costs and could reduce our profitability. If our supply of these raw materials is impaired or if prices increase significantly, it could affect the affordability of our products and reduce sales.

The beverage industry has experienced increased prices for glass bottles over the last several years and the availability of glass supply diminished for companies not under contract. Our fixed-price purchase commitment for glass, which helps mitigate the risk of unexpected price increases, expires at the end of 2022. The prices of any of the above or any other raw materials or ingredients may continue to rise in the future. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers, which could have a material adverse effect on our business and financial results.

If we are unable to secure sufficient ingredients or raw materials including glass, sugar, and other key supplies, we might not be able to satisfy demand on a short-term basis. Moreover, in the past there have been industry-wide shortages of certain concentrates, supplements and sweeteners and these shortages could occur again from time to time in the future, which could interfere with and delay production of our products and could have a material adverse effect on our business and financial results.

In addition, suppliers could fail to provide ingredients or raw materials on a timely basis, or fail to meet our performance expectations, for a number of reasons, including, for example, disruption to the global supply chain as a result of the COVID-19 pandemic, which could cause a serious disruption to our business, increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

Increases in costs of energy and increased regulations may have an adverse impact on our gross margin.

Over the past few years, volatility in the global oil markets has resulted in high fuel prices, which many shipping companies have passed on to their customers by way of higher base pricing and increased fuel surcharges. If fuel prices increase, we expect to experience higher shipping rates and fuel surcharges, as well as energy surcharges on our raw materials. It is hard to predict what will happen in the fuel markets in 2022 and beyond. Due to the price sensitivity of our products, we may not be able to pass such increases on to our customers.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

Our ability, through our suppliers, business partners, contract manufacturers, independent distributors and retailers, to make, move and sell products is critical to our success. Damage or disruption to our suppliers or to manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as influenza and the COVID-19 pandemic, labor strikes or other reasons, could impair the manufacture, distribution and sale of our products. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations. As the global supply chain continues to see disruptions, there is higher risk for continued labor shortages, raw material cost increases, and increased costs of transportation that will adversely impact our business. The extent to which the global supply chain disruptions may continue to impact our results of operations, including the long-term nature of the impact, depends on numerous evolving factors, which are highly uncertain and difficult to predict.

We rely upon our ongoing relationships with our key flavor suppliers. If we are unable to source our flavors on acceptable terms from our key suppliers, we could suffer disruptions in our business.

We currently purchase our flavor concentrate from various flavor concentrate suppliers, and continually develop other sources of flavor concentrate for each of our products. Generally, flavor suppliers hold the proprietary rights to their flavors. Although we have the exclusive rights to flavor concentrates developed with our current flavor concentrate suppliers, we do not have the list of ingredients or formulas for our flavors and concentrates. Consequently, we may be unable to obtain these same flavors or concentrates from alternative suppliers on short notice. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have a material adverse effect on our results of operations.

If we are unable to attract and retain key personnel, our efficiency and operations would be adversely affected; in addition, management turnover causes uncertainties and could harm our business.

Our success depends on our ability to attract and retain highly qualified employees in such areas as finance, sales, marketing and product development. We compete to hire new employees, and, in some cases, must train them and develop their skills and competencies. We may not be able to provide our employees with competitive salaries, and our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Recently, we have experienced significant changes in our key personnel, especially on our executive team, and more could occur in the future. Changes to operations, policies and procedures, which can often occur with the appointment of new personnel, can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, management transition periods are often difficult as the new employees gain detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until we integrate new personnel, and unless they are able to succeed in their positions, we may be unable to successfully manage and grow our business, and our financial condition and profitability may suffer.

Further, to the extent we experience additional management turnover, our operations, financial condition and employee morale could be negatively impacted. In addition, competition for top management is high and it may take months to find a candidate that meets our requirements. If we are unable to attract and retain qualified management personnel, our business could suffer. Moreover, our operations could be negatively affected if employees are quarantined as the result of exposure to a contagious illness such as COVID-19.

If we lose the services of our Chief Executive Officer or Chief Operating Operator, our operations could be disrupted and our business could be harmed.

Our business plan relies significantly on the continued services of Mark Murray, who we hired as our Chief Executive Officer and President in December 2020, and on the continued services of Eric Chastain, our Chief Operating Officer and President of Jones Soda Beverage Division, who was appointed as our Chief Operating Officer effective June 2014 and has been with the Company for 20 years. If we were to lose the services of Mr. Murray or Mr. Chastain, our ability to execute our business plan could be materially impaired. We are not aware of any facts or circumstances that suggest they might leave us.

The terms of the Plan of Arrangement required us to make changes in our board of directors (“Board” or “Board of Directors”), which may have a material adverse impact on our operations.

Pursuant to the terms of the Plan of Arrangement, and as previously disclosed, effective as of February 15, 2022, two existing members of our Board of Directors resigned and we appointed Alexander Spiro and Chad Bronstein as new directors.  This represents a material change in the composition of our Board.  Leadership transitions may cause disruption to our business, result in operational and administrative inefficiencies and added costs, and adversely affect our corporate governance, internal controls, enterprise risk management, business models and strategic priorities. In addition, we may experience a loss of institutional knowledge about our company and historical operations, which could have a material adverse impact on our business condition.

If we fail to protect our trademarks and trade secrets, we may be unable to successfully market our products and compete effectively.

We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, copyrights, licenses and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success, and we actively pursue the registration of our trademarks in the United States, Canada and internationally. However, the steps taken by us to protect these proprietary rights may not be adequate and may not prevent third parties from infringing or misappropriating our trademarks, trade secrets or similar proprietary rights. In addition, other parties may seek to assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our products or recoup our associated research and development costs.

As part of the licensing strategy of our brands, we enter into licensing agreements under which we grant our licensing partners certain rights to use our trademarks and other designs. Although our agreements require that the use of our trademarks and designs is subject to our control and approval, any breach of these provisions, or any other action by any of our licensing partners that is harmful to our brands, goodwill and overall image, could have a material adverse impact on our business.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

We could be exposed to product liability claims.

Although we have product liability and basic recall insurance, insurance coverage may not be sufficient to cover all product liability claims that may arise. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse effect upon our financial condition. In addition, any product liability claim brought against us may materially damage the reputation and brand image of our products and business.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production batch or “run” is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or perceived adverse health consequences of certain of our products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products. In California, a law requires that a specific warning appear on any product that contains a component listed by the state as having been found to cause cancer or birth defects. This law recognizes no generally applicable quantitative thresholds below which a warning is not required. If a component found in one of our products is added to the list, or if the increasing sensitivity of detection methodology that may become available under this law and related regulations as they currently exist, or as they may be amended, results in the detection of an infinitesimal quantity of a listed substance in one of our beverages produced for sale in California, the resulting warning requirements or adverse publicity could affect our sales.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management attention away from our business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all U.S. and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, our policies and procedures may not ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

We are subject to risks inherent in sales of products in international markets.

Our operations outside of the United States, contribute to our revenue and profitability, and we believe that developing and emerging markets could present future growth opportunities for us. However, there can be no assurance that existing or new products that we manufacture, distribute or sell will be accepted or be successful in any particular foreign market, due to local or global competition, product price, cultural differences, consumer preferences or otherwise. There are many factors that could adversely affect demand for our products in foreign markets, including our inability to attract and maintain key distributors in these markets; volatility in the economic growth of certain of these markets; changes in economic, political or social conditions, the status and renegotiations of the North American Free Trade Agreement, imposition of new or increased labeling, product or production requirements, or other legal restrictions; restrictions on the import or export of our products or ingredients or substances used in our products; inflationary currency, devaluation or fluctuation; increased costs of doing business due to compliance with complex foreign and U.S. laws and regulations. If we are unable to effectively operate or manage the risks associated with operating in international markets, our business, financial condition or results of operations could be adversely affected.

Climate change may negatively affect our business.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe resulting in an increase in the frequency and severity of natural disasters. While warmer weather has historically been associated with increased sales of our products, changing weather patterns could have a negative impact on agricultural productivity, which may limit availability or increase the cost of certain key ingredients such as sugar cane, natural flavors and supplements used in our products. Also, increased frequency or duration of extreme weather conditions may disrupt the productivity of the facilities that produce our products, the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack.

The proper functioning of our own information technology (“IT”) infrastructure is critical to the efficient operation and management of our business. We may not have the necessary financial resources to update and maintain our IT infrastructure, and any failure or interruption of our IT system could adversely impact our operations. In addition, our IT is vulnerable to cyberattacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these IT-related and other potential disruptions. However, given the unpredictability of the timing, nature and scope of any such IT failures or disruptions, we could potentially be subject to downtimes, transactional errors, processing inefficiencies, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential or personal information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

In addition, our operating results may fluctuate due to a number of other factors including, but not limited to:

●

Our ability to maintain, develop and expand distribution channels for current and new products, develop favorable arrangements with third party distributors of our products and minimize or reduce issues associated with engaging new distributors and retailers, including, but not limited to, transition costs and expenses and down time resulting from the initial deployment of our products in each new distributor’s network;

●

Unilateral decisions by distributors, grocery store chains, specialty chain stores, club stores, mass merchandisers and other customers to discontinue carrying all or any of our products that they are carrying at any time;

●	Our ability to maintain, develop and expand our direct-to-retail sales channels and national retail accounts, as well as our “myJones” business;

●

Our ability to manage our resources to sufficiently support general operating activities, promotion allowances and slotting fees, promotion and selling activities, and capital expansion, and our ability to sustain profitability;

●

Our ability to meet the competitive response by much larger, well-funded and established companies currently operating in the beverage industry, as we introduce new competitive products, such as Lemoncocco and our fountain products; and

●	Competitive products and pricing pressures and our ability to gain or maintain share of sales in the marketplace as a result of actions by competitors.

Due to these and other factors, our results of operations have fluctuated from period to period and may continue to do so in the future, which could cause our operating results in a particular quarter to fail to meet market expectations.

Our business and periodic financial results can be affected by currency rate fluctuations, because a significant percentage of our business is in Canada.

A significant percentage of our sales are conducted through our Canadian subsidiary, for which we receive revenues in the Canadian dollar. In addition, a significant percentage of our costs of goods are denominated in the Canadian dollar, due to our co-packing facility in Canada. Because of this we are affected by changes in U.S. exchange rates with the Canadian dollar.

In preparing our consolidated financial statements, certain financial information is required to be translated from the Canadian dollar to the U.S. dollar. The translation of our Canadian revenues, cash and other assets is adversely affected when the United States dollar strengthens against the Canadian dollar and is positively affected when the U.S. dollar weakens. Similarly, translation of our Canadian expenses and liabilities is positively affected when the U.S. dollar strengthens against the Canadian dollar and adversely affected when the U.S. dollar weakens. This exposure to foreign currency risk could significantly affect our revenues and profitability from our Canadian operations and could result in significant fluctuations to our periodic income statements and consolidated balance sheets.

Throughout 2021, the U.S. dollar’s strength fluctuated significantly in comparison to the Canadian dollar. As of June 23, 2022, the Canadian dollar exchange rate for one U.S. dollar was equal to $0.77(compared to $0.79 as of December 31, 2021 and $0.78 as of December 31, 2020). We cannot predict future changes in these exchange rates. We do not engage in foreign currency hedging transactions.

Changes in our effective tax rate may impact our results of operations.

We are subject to taxes in the U.S. and other jurisdictions. Tax rates in these jurisdictions may be subject to significant change due to economic and/or political conditions. A number of other factors may also impact our future effective tax rate including:

●	the jurisdictions in which profits are determined to be earned and taxed;

●	the resolution of issues arising from tax audits with various tax authorities;

●	changes in valuation of our deferred tax assets and liabilities;

●	increases in expenses not deductible for tax purposes, including write-offs of acquired intangibles and impairment of goodwill in connection with acquisitions;

●	changes in availability of tax credits, tax holidays, and tax deductions;

●	changes in share-based compensation; and

●	changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles.

In December 2017, the President signed into law legislation that significantly revised the Internal Revenue Code. In addition, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law.  The December 2017 law, as modified by the CARES Act, among other things, contained significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21% beginning in 2018, limitation of the tax deduction for interest expense to 30% of adjusted earnings, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks for tax years beginning in 2021, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax laws remain uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax laws. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Global economic, political, social and other conditions, including the COVID-19 pandemic, may continue to adversely impact our business and results of operations.

The beverage industry, and particularly those companies selling premium beverages like us, can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, unemployment levels and consumer spending patterns, which together may impact the willingness of consumers to purchase our products as they adjust their discretionary spending. Adverse economic conditions may adversely affect the ability of our distributors to obtain the credit necessary to fund their working capital needs, which could negatively impact their ability or desire to continue to purchase products from us in the same frequencies and volumes as they have done in the past. If we experience similar adverse economic conditions in the future, sales of our products could be adversely affected, collectability of accounts receivable may be compromised and we may face obsolescence issues with our inventory, any of which could have a material adverse impact on our operating results and financial condition.

Additionally, while the full extent of the impact on our business and financial condition is unknown at this time, we may continue to be negatively affected by the COVID-19 pandemic and actions taken to address and limit the spread of COVID-19, such as travel restrictions, event cancellations, and limitations affecting the supply of labor and the movement of raw materials and finished products. If available manufacturing capacity continues to be adversely impacted by the COVID-19 pandemic, it could continue to negatively affect the timely supply, pricing and availability of finished products. Moreover, we will also be negatively impacted by future closures of restaurants, independent accounts, convenience chains, and retail store chains resulting from the COVID-19 pandemic or other similar pandemics. Closures of restaurants and independent accounts will negatively affect our revenues and cash flows with respect to our fountain business. Although retail locations and restaurants have begun to reopen following the closures imposed as a result of the COVID-19 pandemic, such establishments are required to comply with certain COVID-19 protocols and their future prospects remain unknown at this time; any decrease in business at these types of locations would adversely impact our business and financial condition.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

The United States generally accepted accounting principles and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our stock price and investor confidence could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective. Because of their inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

Risks Related to Our Common Stock

The price of our common stock may be volatile, and a shareholder’s investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, factors such as quarterly variations in our operating results, our issuance of new securities, announcements about Company developments and initiatives, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control, including the effects of the COVID-19 pandemic, could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. If we are unable to raise the funds required for all of our planned operations and key initiatives, we may be forced to allocate funds from other planned uses, which may negatively impact our business and operations, including our ability to develop new products and continue our current operations.

Any future equity or debt issuances by us may have dilutive or adverse effects on our existing shareholders.

From time to time, we may issue additional shares of common stock or convertible securities. The issuance of these securities could dilute our shareholders’ ownership in our company and may include terms that give new investors rights that are superior to those of our current shareholders. As an example, the consummation of our 2021 Debenture and Contingent Convertible Debentures financings and the Plan of Arrangement caused the issuance of a substantial number of additional shares of our common stock (including additional shares that will be issued after we increase our authorized capital to an amount to cover all shares of common stock issuable pursuant to all of the outstanding contingent convertible securities as well as all of our other then outstanding convertible/exercisable securities) and resulted in the dilution of our existing shareholders.  Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on our shareholders’ ownership interest, which could cause the market price of our common stock to decline.

Our common stock is traded on the OTCQB and the Canadian Stock Exchange Marketplace, which may have an unfavorable impact on our stock price and liquidity.

Our stock is traded on the OTCQB Marketplace in the United States and the Canadian Stock Exchange (“CSE”) in Canada. The OTCQB and CSE are significantly more limited markets than the United States national securities exchanges such as the New York Stock Exchange, the American Stock Exchange or Nasdaq system, and there are lower financial or qualitative standards that a company must meet to be listed on the OTCQB and CSE. Trading in our common stock on each of the OTCQB and the CSE may be subject to abuses, volatility and shorting, which may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. The Financial Industry Regulatory Authority (“FINRA”), which has jurisdiction over the OTCQB, has adopted rules that require a broker-dealer to have reasonable grounds for believing an investment is suitable for that customer when recommending an investment to a customer. FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for some customers and may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may result in a limited ability to buy and sell our stock. We currently do not meet applicable listing standards of a market senior to the OTC in the United States and we may never apply or qualify for future listing on Nasdaq or a senior market.

We do not intend to pay any cash dividends on our shares of common stock in the near future, so our shareholders will not be able to receive a return on their shares unless they sell their shares.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell such shares.

Anti-takeover provisions in our charter documents and under Washington law could make an acquisition of us, which may be beneficial to our shareholders, difficult and prevent attempts by our shareholders to replace or remove our current management.

Provisions in our Articles of Incorporation and Bylaws and under Washington law may delay or prevent an acquisition of us or a change in our management. These provisions include a prohibition on shareholder actions by less than unanimous written consent, limitations on the ability of shareholders to call a special meeting of shareholders and advance notice procedures with respect to the nomination of candidates for election as directors. In addition, because we are incorporated in Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which, among other things, restricts the ability of shareholders owning 10% or more of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if an offer may be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it difficult for shareholders to replace members of our Board of Directors, which is responsible for appointing the members of our management.

We have waived the anti-takeover protections provided under Washington law with respect to Heavenly Rx Ltd. (“Heavenly Rx”), which could make it easier for Heavenly Rx to acquire us.

Certain provisions of Washington law restrict the ability of shareholders owning 10% or more of our outstanding voting stock from merging or combining with us. In connection with our strategic financing with Heavenly Rx, effective as of July 11, 2019, our Board of Directors approved, solely for purposes of Revised Code of Washington (“RCW”) 23B.19.040(1)(a)(ii), any future purchase of shares of our common stock by Heavenly Rx which results in Heavenly Rx becoming an “acquiring person” as defined in RCW 23B.19.020(1) (defined as beneficially owning in the aggregate total outstanding shares of common stock comprising 10% or more of the voting power of the company). As a result, Heavenly Rx has the ability to acquire shares of our common stock in the future without being subject to the anti-takeover restrictions provided by Washington law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In particular, our business, including our financial condition and results of operations may be impacted by a number of factors, including, but not limited to, the following:

●	Our ability to successfully execute on our growth strategy and operating plans;

●

Our ability to continue to effectively utilize the proceeds from (a) our recent financings, including the 2021 Debenture financing and the Contingent Convertible Debentures financing and (b) the Pinestar subscription receipts, the proceeds of which were received by us as a result of the completion of the Plan of Arrangement;

●	Our ability to recognize the benefits of having of shares of common stock traded on the Canadian Securities Exchange;

●

Our ability to continue to develop and market THC/CBD-infused and/or cannabis-infused beverages and edibles, and comply with the laws and regulations governing cannabis, hemp or related products, and the timing and costs of the development of this new product line;

●	Our ability to manage our operating expenses and generate cash flow from operations, along with our ability to secure additional financing if our sales goals take longer to achieve than anticipated;

●	Our ability to create and maintain brand name recognition and acceptance of our products, which is critical to our success in our competitive, brand-conscious industry;

●	Our ability to effectively adjust and execute our marketing strategies in light of potential adverse impact on demand for our products caused by the COVID-19 pandemic;

●

Our ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry generally, including in the fountain business, particularly from other major beverage companies;

●	Entrance into and increased focus on the craft beverage segment by other major beverage companies;

●

Our ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages (including the imposition of taxes);

●	Our ability to successfully develop and launch new products that match consumer beverage trends, and to manage consumer response to such new products and new initiatives;

●	Our ability to maintain brand image and product quality and avoid risks from product issues such as product recalls;

●

Our ability to establish, maintain and expand distribution arrangements with independent distributors, retailers, brokers and national retail accounts, most of whom sell and distribute competing products, and upon whom we rely to employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products;

●	Our ability to manage our inventory levels and to predict the timing and amount of our sales;

●

Our reliance on third-party contract manufacturers of our products and the geographic locations of their facilities, which could make management of our distribution efforts inefficient or unprofitable;

●

Our ability to secure a continuous supply and availability of raw materials, as well as other factors that may adversely affect our supply chain, including increases in raw material costs, potential shortages of glass in the supply chain and the impact of the COVID-19 pandemic;

●	Our ability to source our flavors on acceptable terms from our key flavor suppliers;

●	Our ability to attract and retain key personnel, the loss of whom would directly affect our efficiency and operations and could materially impair our ability to execute our growth strategy;

●	Our ability to protect our trademarks and trade secrets, the failure of which may prevent us from successfully marketing our products and competing effectively;

●	Litigation or legal proceedings, which could expose us to significant liabilities and damage our reputation;

●	Our ability to comply with the many regulations to which our business is subject;

●	Our ability to maintain an effective information technology infrastructure;

●	Fluctuations in fuel and freight costs;

●	Fluctuations in currency exchange rates, particularly between the United States and Canadian dollars;

●	Regional, national or global economic, political, social and other conditions that may adversely impact our business and results of operations, including the COVID-19 pandemic;

●	Our ability to maintain effective disclosure controls and procedures and internal control over financial reporting;

●	Dilutive and other adverse effects on our existing shareholders and our stock price arising from future securities issuances; and

●

Our ability to access the capital markets for any future equity financing, and any actual or perceived limitations to our common stock by being traded on the OTCQB Marketplace and the CSE, including the level of trading activity, volatility or market liquidity.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the Resale Shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the Resale Shares by the selling shareholders covered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock currently trades on the OTCQB Marketplace in the United States under the symbol “JSDA” and on the Canadian Securities Exchange in Canada under the symbol “JSDA.”

Shareholders

As of June 23, 2022, there were 98,354,380 shares of common stock issued and outstanding, held by approximately 229 holders of record, although there are a much larger number of beneficial owners.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holder	3,305,511	$0.36	2,389,062(1)
Equity compensation plans not approved by security holder	-	-	-
Total	3,305,511	$0.36	2,389,062(1)

(1)    The Company’s 2011 Equity Incentive Plan (the “2011 Plan”), as readopted, includes a formula for an annual increase in the number of shares authorized under the 2011 Plan, as of January 1 of each year, by an amount equal to the lesser of (a) 1,300,000 shares, (b) 4.0% of the Company’s outstanding shares common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Company’s Board of Directors, provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of the Company’s outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. On September 30, 2021, the Company’s Board of Directors, upon the recommendation of the Company’s Compensation Committee, approved an amendment to the 2011 Plan to decrease the number of shares of common stock available for issuance pursuant to future awards under the 2011 Plan from 4,785,597 shares of common stock to 2,500,000 shares of common stock.

DIVIDEND POLICY

We have not paid any dividends on our shares of common stock, and we do not anticipate paying any dividends in the foreseeable future. We intend to retain any future earnings to finance the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our Board of Directors deems relevant.

SELLING SHAREHOLDERS

On February 9, 2022, the Company issued $3,000,000 in aggregate principal amount of 3.00% unsecured convertible debentures due February 9, 2023, which were convertible into units of the Company at a conversion price of $0.50 per unit, with each unit consisting of one share of the Company’s common stock and one share purchase warrant (each a “Jones Special Warrant”). On May 16, 2022, the Contingent Convertible Debentures were converted into an aggregate of 6,022,192 units consisting of an aggregate of 6,022,192 shares of the Company’s common stock and 24 month warrants to purchase up to 6,022,192 shares of the Company’s common stock at an exercise price of $0.625 per share. The shares of common stock and warrants issued upon conversion of the Contingent Convertible Debentures are being registered in this prospectus.

On February 15, 2022, we issued an aggregate of 20,000,048 shares of our common stock (12,280,000 of which are being registered in this registration statement and 4,025,035 of which were previously registered on a Registration Statement on Form S-1 (File No. 333-263641)) in connection with the completion of the previously announced acquisition of Pinestar Shares by way of the Plan of Arrangement whereby the outstanding Pinestar Shares were exchanged for newly issued shares of our common stock on a one-for-one basis. In connection with the Plan of Arrangement, Pinestar completed an offering for Subscription Receipts for aggregate gross proceeds of $8,000,000, at a price per Subscription Receipt equal to $0.50. As part of the closing of the Plan of Arrangement, each Subscription Receipt automatically converted into one Pinestar Share and one new common share purchase warrant of Pinestar, which were then immediately exchanged for shares of our common stock and Jones Special Warrants, respectively, based on upon a one-for-one exchange ratio. In addition, a portion of the Resale Shares covered by this prospectus were acquired in exchange for Pinestar Shares held prior to the Subscription Receipt offering as part of the Plan of Arrangement.

This prospectus relates to the resale from time to time by the selling security holders identified herein of up to an aggregate of 24,324,384 Resale Shares including 18,302,192 Resale Shares issuable upon exercise of outstanding warrants. The transactions by which the selling shareholders acquired their securities from us were exempt under the registration provisions of the Securities Act.

The Resale Shares referred to above are being registered to permit public sales of the Resale Shares, and the selling shareholders may offer the shares for resale from time to time pursuant to this prospectus. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.

The table below sets forth certain information regarding the selling shareholders and the Resale Shares offered in this prospectus. The selling shareholders have had no material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities.

Beneficial ownership is determined in accordance with the rules of the SEC. The selling shareholder’s percentage of ownership of our outstanding shares in the table below is based upon 98,354,380 shares of common stock outstanding as of June 23, 2022.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Before this Offering (1)		Percentage of Common Stock Beneficially Owned Before this Offering	Shares of Common Stock Offered in this Offering		Shares of Common Stock Beneficially Owned After this Offering (2)	Percentage of Common Stock Beneficially Owned After this Offering (2)
JAMS Holdings LLC (3)	6,014,794	(4)	5.88%	6,014,794		0	0%
William M. Smith Revocable Trust (5)	4,014,794	(6)	4.00%	4,014,794	(6)	0	0%
Signum Investments Inc. (7)	1,425,438	(8)	1.44%	1,204,438	(9)	221,000	*
Alexander Spiro (10)	1,688,918	(11)	1.72%	1,605,918	(11)	83,000	*
Parkwood Master Fund Ltd. (12)	802,960	(13)	*	802,960	(13)	0	0%
Chad Bronstein (14)	401,480	(15)	*	401,480	(15)	0	0%
Ara Ghazarian	125,000	(16)	*	100,000	(17)	25,000	*
BMO Nesbitt Burns ITF L5 Capital Inc. Account Reference: 365-33997-29 (18)	3,374,718	(19)	3.38%	1,000,000	(20)	2,374,718	2.40%
Canaccord Genuity Corp. ITF Joe Gagliese Account: 42A-W94F-1 (21)	400,000	(22)	*	400,000	(22)	0	0%
Clive Sirkin (23)	2,725,546	(24)	2.75%	400,000	(25)	2,325,546	2.35%
Dream Green Investments LP (26)	1,000,000	(27)	1.01%	1,000,000	(27)	0	0%
Glambro Investments Inc. (28)	1,506,552	(29)	1.52%	500,000	(30)	1,006,552	1.02%
Jacob Carbonaro	70,000	(31)	*	70,000	((31)	0	0%
Jamie Colbourne (32)	1,450,000	(33)	1.46%	400,000	(34)	1,050,000	1.06%
Jeffrey D. Anderson (35)	1,000,301	(36)	1.01%	400,000	(37)	600,301	*
Mark Murray (38)	2,050,000	(39)	2.05%	400,000	(40)	1,650,000	1.66%
Morgan Stanley Account: 336-038524 (41)	2,700,487	(42)	2.72%	400,000	(43)	2,300,487	2.32%
Roxy Capital Corporation (44)	600,000	(45)	*	300,000	(46)	300,000	*
Sol Verano Blocker 1, LLC (47)	24,870,070	(48)	23.20%	4,830,000	(49)	20,040,070	19.57%
Wax Capital Corp.(50)	127,000	(51)	*	80,000	(52)	47,000	*
TOTAL				24,324,384

* Less than 1%.

(1) Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by such selling shareholder, except as otherwise indicated in the footnotes to the table.

(2) Represents the amount of shares that will be held by the selling shareholder after completion of this offering based on the assumptions that (a) all Resale Shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other shares of our common stock are acquired or sold by the selling shareholder prior to completion of this offering. However, each selling shareholder may sell all, some or none of the Resale Shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(3) Michael Serruya is the ASO of JAMS Holdings LLC and in such capacity has the right to vote and dispose of the securities held by such entity. The address of JAMS Holdings LLC is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(4) Represents (i) 2,007,397 shares of common stock and (ii) 4,007,397 shares of common stock issuable upon exercise of warrants.

(5) William M. Smith is the Trustee of the William M. Smith Revocable Trust and in such capacity has the right to vote and dispose of the securities held by such trust.

(6) Represents (i) 2,007,397 shares of common stock and (ii) 2,007,397 shares of common stock issuable upon exercise of warrants.

(7) Resy Muzzo has the right to vote and dispose of the securities held by Signum Investments Inc. The address of Signum Investments Inc. is 50 Confederation Parkway, Concord, ON, Canada L4K 4T8.

(8) Represents (i) 823,219 shares of common stock and (ii) 602,219 shares of common stock issuable upon exercise of warrants.

(9) Represents (i) 602,219 shares of common stock and (ii) 602,219 shares of common stock issuable upon exercise of warrants.

(10) Alexander Spiro is a director of the Company.

(11) Represents (i) 885,959 shares of common stock and (ii) 802,959 shares of common stock issuable upon exercise of warrants.

(12) Dan Sternberg is the President of DPS Capital Inc. which is the Manager of Parkwood Master Fund Ltd. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Parkwood Master Fund Ltd. is c/o CO Services Cayman Limited, PO Box 10008, Willow House, Cricket Square Grand Cayman, KY1-1001 Cayman Islands.

(13) Represents (i) 401,479 shares of common stock and (ii) 401,479 shares of common stock issuable upon exercise of warrants.

(14) Chad Bronstein is a director of the Company.

(15) Represents (i) 200,740 shares of common stock and (ii) 200,740 shares of common stock issuable upon exercise of warrants.

(16) Represents (i) 25,000 shares of common stock and (ii) 100,000 shares of common stock issuable upon exercise of warrants.

(17) Represents 100,000 shares of common stock issuable upon exercise of warrants.

(18) Marc Lustig is a director of BMO Nesbitt Burns ITF L5 Capital Inc. Account Reference: 365-33997-29 (“L5”) and in such capacity has the right to vote and dispose of the securities held by such entity. The address of L5 is Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada V6C 3E8.

(19) Represents (i) 1,887,314 shares of common stock and (ii) 1,487,404 shares of common stock issuable upon exercise of warrants.

(20) Represents 1,000,000 shares of common stock issuable upon exercise of warrants.

(21) Joseph Gagliese has the right to vote and dispose of securities.

(22) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(23) Clive Sirkin is a director of the Company.

(24) Represents (i) 2,000,211 shares of common stock, (ii) 185,335 shares of common stock issuable upon exercise of options and (iii) 400,000 shares of common stock issuable upon exercise of warrants and (iv) 140,000 shares of common stock to be received in connection with restricted stock units that vest within 60 days of the date hereof.

(25) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(26) Michael Morrison is the GP of Dream Green Investments LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Dream Green Investments LP is 217 Queen St. W., Suite 401, Toronto, Ontario, Canada M5V 0R2.

(27) Represents 1,000,000 shares of common stock issuable upon exercise of warrants.

(28) Ercole Cacciavillani is the Director of Glambro Investments Inc. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Glambro Investments Inc. is 243 Talbot St. W., Suite 401, Leamington, Ontario, Canada N8H 1N8.

(29) Represents (i) 1,006,552 shares of common stock,  and (ii) 500,000 shares of common stock issuable upon exercise of warrants

(30) Represents 500,000 shares of common stock issuable upon exercise of warrants

(31)  Represents 70,000 shares of common stock issuable upon exercise of warrants.

(32) Jamie Colbourne is a director of the Company.

(33) Represents (i) 400,000 shares of common stock, (ii) 800,000 shares of common stock issuable upon exercise of warrants, and (iii) 250,000 shares of common stock to be received in connection with restricted stock units that vest within 60 days of the date hereof.

(34) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(35) Jeffrey D. Anderson resigned as a director of the Company on February 15, 2022.

(36) Represents (i) 600,301 shares of common stock and (ii) 400,000 shares of common stock issuable upon exercise of warrants.

(37) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(38) Mark Murray is the President, the Chief Executive Officer and a director of the Company.

(39) Represents (i) 450,000 shares of common stock, (ii) 400,000 shares of common stock issuable upon exercise of warrants, (iii) 600,000 shares of common stock issuable upon the exercise of vested stock options, and (iv) 600,000 shares of common stock to be received in connection with restricted stock units that vest within 60 days of the date hereof.

(40) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(41) Paul Norman has the right to vote and dispose of the securities held by Morgan Stanley Account: 336-038524. Paul Norman is a director of the Company.

(42) Represents (i) 1,665,152 shares of common stock, (ii) 185,335 shares of common stock issuable upon exercise of options,  (iii) 600,000 shares of common stock issuable upon exercise of warrants, and (iv) 250,000 shares of common stock to be received in connection with restricted stock units that vest within 60 days of the date hereof.

(43) Represents 400,000 shares of common stock issuable upon exercise of warrants.

(44) Eric Lazar is a director of Roxy Capital Corporation and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Roxy Capital Corporation is 20 Canal Beach, P.O. Box N7776, Nassau Bahamas 00000.

(45) Represents (i) 300,000 shares of common stock and (ii) 300,000 shares of common stock issuable upon exercise of warrants.

(46) Represents 300,000 shares of common stock issuable upon exercise of warrants.

(47) Kevin Taylor is the Chief Executive Officer of Sol Verano Blocker 1, LLC and has the right to vote and dispose of the securities held by Sol Verano Blocker 1, LLC. The address of SOL Verano Blocker I LLC is 1680 Michigan Ave., Suite 817, Miami Beach, FL 33139.

(48) Represents (i) 16,015,035 shares of common stock held by Sol Verano Blocker 1, LLC  and (ii) 8,855,035 shares of common stock issuable upon the exercise of warrants held by Sol Verano Blocker I, LLC. Does not include 281,345 shares of common stock held by SOL Global Investments Corp., the parent company of Sol Verano Blocker 1, LLC.

(49) Represents 4,830,000 shares of common stock issuable upon the exercise of warrants held by Sol Verano Blocker I, LLC.

(50)  Richard Waxman is the President of Wax Capital Corp. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Wax Capital Corp. is 2116 Bayview Avenue, Toronto, ON, Canada M4N 0A4.

(51) Represents (i) 47,000 shares of common stock and (ii) 80,000 shares of common stock issuable upon exercise of warrants.

(52) Represents 80,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

Up to 24,324,384 Resale Shares, including 18,302,192 Resale Shares issuable upon exercise of outstanding warrants, are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling shareholders. We will not receive any of the proceeds from the sale by the selling shareholders of the Resale Shares. We will bear all fees and expenses incident to this registration.

The selling shareholders may sell all or a portion of the Resale Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Resale Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Resale Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale (if a public market exists), at varying prices determined at the time of sale, or at negotiated prices. All sales may be effected in transactions, which may involve crosses or block transactions:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	sales pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling Resale Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Resale Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Resale Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver Resale Shares covered by this prospectus to close out short positions and to return borrowed common stock in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares of common stock.

The selling shareholders may pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Resale Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Resale Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the Resale Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Resale Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Resale Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Resale Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Resale Shares may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholders will sell any or all of the Resale Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Resale Shares stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Resale Shares to engage in market-making activities with respect to the Resale Shares. All of the foregoing may affect the marketability of the Resale Shares and the ability of any person or entity to engage in market-making activities with respect to the Resale Shares.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 800,000,000 shares of common stock, without par value.

As of June 23, 2022, there were 229 holders of record, although there are a much larger number of beneficial owners. As of June  23, 2022 there were 98,354,380 shares of common stock issued and outstanding.

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in all dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative voting or preemptive rights.

Options

Our 2022 Omnibus Equity Incentive Plan (the “2022 Plan”) provides for us to issue up to 15,614,573 shares of common stock (which includes the number of shares of common stock reserved but unissued under the 2011 Equity Incentive Plan (“2011 Plan”) and the number of shares of common stock underlying forfeited awards under the 2011 Plan) as  incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, directors and independent contractors  selected by the Administrator (as defined in the 2022 Plan) of the 2022 Plan. As of June 23, 2022, options to purchase up to 3,678,499 shares of our common stock pursuant to our 2011 Plan were outstanding. No options had been granted under our 2022 Plan as of June 23, 2022.

Warrants

On February 15, 2022, we issued Jones Special Warrants to purchase up to an aggregate of 20,025,035 shares of our common stock (12,280,000 of which are being registered in this registration statement and 4,025,035 of which were previously registered on a Registration Statement on Form S-1 (File No. 333-263641)) and on May 16, 2022 we issued additional Jones Special Warrants to purchase up to an aggregate of 6,022,198 shares of our common stock. Each of the Jones Special Warrants are exercisable into shares of our common stock at an exercise price of $0.625 per share

On October 18, 2021, we entered into the Plan of Arrangement with Pinestar pursuant to which we agreed to acquire the Pinestar Shares whereby the outstanding Pinestar Shares were exchanged for newly issued shares of our common stock on a one-for-one basis. Additionally, Pinestar had outstanding 16,800,000 existing common share purchase warrants and, as a result of the consolidation, the exercise price of, and the number of Pinestar Shares issuable pursuant to the Pinestar warrants as adjusted in accordance with their terms to account for the consolidation, resulting in an aggregate of approximately 1,674,808 post-consolidated Pinestar warrants, subject to rounding, each exercisable for the purchase of one post-consolidation Pinestar Share at a price of Cdn$0.0602 per share. As part of the Plan of Arrangement, an aggregate of 700,000 post-consolidation Pinestar warrants were transferred to Pinestar for no consideration, and the obligations in respect of each post-consolidated Pinestar warrant were assumed by us and each post-consolidated Pinestar warrant became exercisable into one share of our common stock at an exercise price of Cdn$0.0602 per share. In connection with the Plan of Arrangement, Pinestar completed an offering for Subscription Receipts for aggregate gross proceeds of $8,000,000. Pursuant to the Plan of Arrangement, each Subscription Receipt automatically converted into one Pinestar Share and one new common share purchase warrant of Pinestar, resulting in the issuance of 16,000,000 Pinestar Shares and 16,000,000 new common shares purchase warrants of Pinestar, which were exchanged for shares of our common stock and Jones Special Warrants, respectively, based on upon a one-for-one exchange ratio.

On May 16, 2022, an aggregate of $3,011,096 of our Contingent Convertible Debentures (including interest accrued thereon) were converted into an aggregate of 6,022,192 units, with each unit consisting of one share of common stock and one Jones Special Warrant to purchase one share of common stock at an exercise price of $0.625 per share. All of the shares of common stock and Jones Special Warrants issued upon conversion of the Contingent Convertible Debentures are being registered in this registration statement.

As of June 23, 2022, warrants to purchase up to 27,722,035 shares of our common stock were outstanding.

Registration Rights

In connection with the issuance of the 2021 Debenture, we entered into a registration rights agreement with SOL Verano Blocker 1 LLC pursuant to which we were required to file a registration statement with the SEC within 30 days from the conversion of the 2021 Debenture that registers for resale our shares of common stock issued upon the conversion of the 2021 Debenture as well as our shares of common stock issuable upon the exercise of the Jones Special Warrants issued in connection with the conversion of the 2021 Debenture. We filed a registration statement on Form S-1 with the SEC on March 17, 2022 covering the resale of shares of our common stock issued upon conversion of the 2021 Debenture and the shares of common stock underling the Jones Special Warrants.

In connection with the issuance of the Contingent Convertible Debentures, we entered into a registration rights agreement with each of the holders of the Contingent Convertible Debentures pursuant to which we are required to file a registration statement with the SEC within 30 days from the conversion of the Contingent Convertible Debentures that registers for resale our shares of common stock issued upon the conversion of the Contingent Convertible Debentures as well as our shares of common stock issuable upon the exercise of the Jones Special Warrants issued in connection with the conversion of the Contingent Convertible Debenture. This prospectus covers a total of 24,324,384 shares of our common stock, including 18,302,192 shares of common stock subject to outstanding Jones Special Warrants.

Antitakeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Washington Law

Certain provisions of our Articles of Incorporation, Bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. The existence of these anti-takeover provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Shareholder Meetings; Quorum. Our Bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least 10% of the votes entitled to be cast on any matter proposed for consideration at such special meeting. Additionally, our president or our Board of Directors may call special meetings of shareholders. Except as required by law, a quorum at any annual or special meeting of shareholders consists of the presence of at least 33 1/3% of the shares entitled to be cast by each voting group.

Unanimous Written Consent of Shareholders. Washington law limits the ability of shareholders to act by written consent by requiring unanimous written consent for shareholder action to be effective. This limit may lengthen the amount of time required to take shareholder actions and would effectively prevent the amendment of our Articles of Incorporation and Bylaws and the removal of directors by our shareholders without holding a meeting of shareholders.

Requirements for Advance Notification of Shareholder Nominations. Our Bylaws contain advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof. The existence of these advance notification provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our Board of Directors.

Washington Anti-Takeover Statute. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the RCW generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s Board of Directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities. Such prohibited transactions include, among other things:

●	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

●	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

●	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. We expect the existence of this provision to have an antitakeover effect with respect to transactions that our Board of Directors does not approve in advance and may discourage takeover attempts that might result in the payment of a premium over the market price for common stock held by shareholders or otherwise might benefit shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Odyssey Trust Company. The transfer agent’s and registrar’s address is 350 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

Listing

Our common stock currently trades on the OTCQB Marketplace under the symbol “JSDA” and on the CSE in Canada under the symbol "JSDA."

DESCRIPTION OF BUSINESS

Overview

We develop, produce, market and distribute premium beverages that we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens, sandwich shops and burger restaurants, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (“DSD”) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (“DTR”) channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers. In addition, following the closing of the Plan of Arrangement, we intend to use the proceeds from our recent financings for the purpose of expanding our business to the production of cannabis-containing beverages and related products.

Our company is a Washington corporation formed in 2000 as a successor to Urban Juice and Soda Company Ltd., a Canadian company formed in 1986. Our principal place of business is located at 66 South Hanford Street, Suite 150, Seattle, Washington 98134. Our telephone number is (206) 624-3357.

Recent Developments

On April 16, 2022, we entered into the LOI with SBBC pursuant to which SBBC agreed to acquire of all of our issued and outstanding shares of common stock at a deemed value of $0.75 per share, payable in SBBC Shares based on a price per SBBC Share equal to $3.65.

On June 6, 2022, due to current market conditions, each of the Company and SBBC agreed in writing to mutually terminate the LOI pursuant to Section 13(a) of the LOI.

Jones Soda Products

Our strategy is to continue to focus on our core brand, Jones Soda, while also investing in additional initiatives, including fountain and Lemoncocco. Our product line-up currently consists of the following:

Jones Soda

Jones Soda is our premium carbonated soft drink. We sell Jones Soda in premium glass bottles and cans, with labels featuring photos sent to us by our consumers. We also sell Jones Soda on fountain, utilizing consumer photos on the fountain equipment and cups. Over one million photos have been submitted to us. We believe this unique interaction with our consumers distinguishes our brand and offers a strong competitive advantage for Jones Soda. Additionally, we release various label campaigns that celebrate our consumers and the positive impact such consumers have on the world; for example in 2020, we released our “Messages of Hope” labels that convey the spirit of resilience that has emerged during the COVID-19 pandemic, featuring photographs such as a rainbow mural thanking essential workers and chalk art proclaiming that “We’re All In This Together.” Equally differentiating are the distinctive names of our products such as FuFu Berry, and the fact that our products are made from high quality ingredients, including cane sugar and natural colors and flavors when possible. We also sell Jones Soda in more traditional flavors such as Cream Soda, Root Beer and Orange & Cream.

Fountain

Drawing inspiration from our traditional bottles, our fountain equipment and cups are branded with an engaging collage of consumer-submitted photos that are inspired by the business themes of our retail partners and the regions in which they are located. Our fountain offerings include traditional flavors such as Cane Sugar Cola, Sugar Free Cola, as well as cane sugar sweetened Ginger Ale, Orange & Cream, Root Beer and Lemon Lime. Rounding out the lineup are two of our most popular cane sugar flavors, Berry Lemonade and Green Apple. We have developed other products in select markets that include teas, lemonade, vitamin enhanced waters, hydration beverages, as well as naturally flavored sparkling waters.

Contents

We continue to see growing interest from larger quick service restaurants, corporate accounts, retailers, celebrity chefs and a variety of other outlets looking for differentiated offerings in their fountain soda. In fact, in January and February of 2022 we released our Jones Soda Root Beer fountain products throughout all Costco Business Centers in the USA. We feel that Jones on fountain enhances the consumer experience, while appealing to a broad demographic. Our national brand awareness and customer-centric approach make us unique compared to other craft soda competitors within this category.

Lemoncocco

We officially launched Lemoncocco® in 2016. Lemoncocco represents an entirely new beverage category that was inspired by the distinctive refreshment stands found along the streets of Rome, Italy. Lemoncocco is a premium non-carbonated, naturally flavored beverage with the extracts of Sicilian lemons and a splash of coconut cream. Lemoncocco is lightly sweetened with a touch of cane sugar and only 90 calories per 12-ounce serving. Lemoncocco was designed to be on trend, beautifully bold in design and yield a higher gross profit margin than our current Jones bottle product offerings upon achieving a certain threshold of sales. We feel that Lemoncocco is an ideal choice for food pairing, making cocktails and hydration. We believe the overall appeal to the health channel and a wider age demographic makes Lemoncocco an exciting and diverse offering in the marketplace.

Co-Brand and Private Label Products

From time to time, when opportunities meet our required financial and operational metrics, we utilize our industry expertise to provide private label products for customers.

Sparkling Beverage Industry

Our Jones Soda beverages are classified in the sparkling beverage category, which encompasses the carbonated soft drinks (“CSD”) segment. According to the June 2020 special issue of Beverage Digest, during 2019, the CSD continued to grow with an increase of 3.5% as a result of raising prices, which was more than 3.3% gain achieved in 2018. Within the CSD segment are craft and premium sodas, which provide consumers with unique premium alternatives to the large corporate brands and is where our Jones Soda line competes. According to Industry Arc, the craft soda market is projected to grow at a compounded annual growth rate of 4.99% during the forecast period of 2020 - 2025 and reach $711.3 million by the year 2025. In the United States, craft and premium sodas are typically distributed through the grocery, drug, mass, club, convenience, independent account and online sales channels.

Our Focus: Sales Growth

Our focus is sales growth through execution of the following key initiatives:

●	Expand the Jones Soda glass bottle business in existing and new sales channels;

●	Expand our fountain program in the United States and Canada;

●	Release and grow the new product line of THC and CBD-infused beverages, edibles, and other related products; and

●	Increase distribution of Lemoncocco in the United States and Canada.

Product Distribution and Sales Strategy

Our core products are distributed and sold throughout the United States and Canada and in select international markets. Our primary distribution channels are our DSD channel (sales and distribution through our network of independent distributors) and our DTR channel (sales directly to national and regional retail accounts). We also have our online channel for internet sales of various products. We strategically build our national and regional retailer network by focusing on distribution systems that we believe will provide top-line drivers for our products and increased availability and visibility of our products in our core markets. In building and expanding our DSD channel, we also consider international markets and look for regions that data suggests have a high affinity for the Jones brand and can be pursued within our financial resources.

Part of our strategy in building our distribution system is to blend our DSD and DTR distribution channels, delivering different offerings through alternate channels. In determining the most advantageous distribution channel, we also consider what works best for the customer, allowing for better retail activation and in-store presence, including seeking placement on shelves that are normally restricted to national mainstream brands and placement in the cold-aisle, thus providing us access to the important “take home market.” We have also introduced the JONES Cane Sugar Fountain program through a network of fountain distributors in select regions across the United States and Canada to provide our premium products and uniquely customized fountain equipment.

For the year ended December 31, 2021, Lassonde, one of our independent distributors and our top account by revenue represented approximately 21% of revenue. During the three months ended ,March 31, 2022, Lassonde represented an aggregate of approximately 21% of our revenue. We intend to continue to expand our distributor network and DTR accounts, which may result in a decreased dependence on any one or more of our independent distributors or national retail accounts.

We contract with independent trucking companies to have our product shipped from our contract manufacturers to independent warehouses and then on to our distributors and national retail accounts. Distributors then sell and deliver our products either to sub-distributors or directly to retail accounts. We recognize revenue upon receipt by our distributors and national account customers of our products, net of discounts and promotional allowances, and all sales are final; however, in limited instances, due to credit issues, quality or damage issues, or distributor changes, we may accept returned product, which to date has not been material.

DSD (direct store delivery)

We maintain a network of independent distributors across the United States and Canada. We have also secured distribution in select international markets and are evaluating other international opportunities for our products. We choose our distributors based on our perception of their ability to build our brand franchise in convenience stores, grocery stores, on fountain in restaurants and “up and down the street” in independent accounts such as delicatessens and sandwich shops.

Typically, we grant our independent distributors exclusive distribution rights in defined territories, which may include invasion fees in the event we provide product directly to one of our national retailers located in the distributor’s region. We are also obligated to pay termination fees for cancellations of most of these written distributor agreements, unless the termination is for “cause. For example, we are party to a distribution agreement with Lassonde that, unless earlier terminated by either party for “cause,” currently renews on an annual basis, unless either party gives notice to the other party of its intention not to renew the agreement not less than 90 days prior to the commencement of the next renewal term. The distribution agreement grants Lassonde the exclusive right to sell our products throughout Canada, subject to certain exceptions for our national accounts, and imposes certain requirements on Lassonde, including obligations related to maintaining inventory levels and providing certain reports and prohibits “dumping” activities.

We intend to continue our efforts to reinforce and expand our distribution network by partnering with new distributors and replacing underperforming distributors. In addition to the efforts of our independent distributors in obtaining distribution of our products, we actively seek to obtain listings for our products with key retail grocery, convenience and mass merchandiser accounts, which are serviced through our independent distributor network.

Product availability at a specific store location for any of our named retailers is subject to the retailer preference, consumer demand, and localized store variances. Our accounts listing changes from time to time, as new retail accounts are added and others are canceled. To find a retailer that carries our products, our product locator is available on our website under “Explore-Locations.”

DTR (direct to retail)

Our DTR channel of distribution is an important part of our strategy to target large national or regional restaurant chains and retail accounts, including convenience store chains, mass merchandisers and premier food-service businesses. Through these programs, we negotiate directly with the retailer to carry our products, and the account is serviced through the retailer’s appointed distribution system (rather than through our DSD network). These arrangements are terminable at any time by these retailers or us, and contain no minimum purchase commitments or termination fees.

Co-Brand and Private Label

We offer private label products directly to retailers. Our expertise in innovation and managing the manufacturing process allow for efficiencies for both us and the customer. We are able to produce these products with minimal sell through risk and ship them through our network of independent trucking companies or a preferred partner of the customer.

Fountain Distribution

We sell direct to certain retailers in addition to working with a network of fountain distributors in select focus regions within the United States and Canada to provide our premium products, including our fountain and slush products, and uniquely customized fountain equipment.

Sales

Our products are sold throughout the United States and Canada, primarily in grocery stores, convenience and gas stores, on fountain in restaurants and “up and down the street” in independent accounts such as delicatessens, sandwich shops and burger restaurants as well as through our national accounts with several large retailers. In 2021, sales in the United States represented approximately 77% of total sales, while sales in Canada represented approximately 22% (primarily through our distributor relationship with Lassonde), and we had approximately 1% in other international sales.

Our Brand

Building our Brand

We have built our brand to a large extent on our fun and independent image as well as by providing unique and exciting flavors that appeal to consumers who prefer alternatives to the corporate carbonated soft drink brands. This market is driven by trendy, young consumers looking for a distinctive tonality and better ingredients in their beverage choices. While we are known for our unique and innovative flavors, we also feature traditional flavors and feel that our broad appeal helps position us as a leader in the growing premium craft segment of the industry. Additionally, through the labels on our bottles and our invitation to consumers to send in photographs to be featured on the Jones Soda labels, we focus on a coherent message and call to action, thus escaping the uniformity that we believe plagues so many other brands. We select photos throughout the year to be placed on our bottles and cans for distribution, and also invite consumers to celebrate special occasions and memories by creating their own label through myJones.com. In that space, consumers have the ability to customize their own label and product with a photo and short caption using a proprietary patented process.

New in 2021, we “brought our labels to life” with a series of augmented reality labels showcasing 15 extreme athletes and artists in action that appeared on 1.5 million bottles. Building on Jones Soda’s long-time association with action sports and creators of all kinds, the initial labels spotlight influencers ranging from a gravity-defying professional scooter rider with 150,000 Instagram followers to a tattoo artist, jewelry designer and street muralist. These labels are activated with a new Jones Soda app and shoppers simply download the Jones Soda app and use their phone camera to scan the image on any bottle carrying a “Reel Label” icon. The scan triggers a short video bringing the viewer inside the unique world of its creator, whether he or she is painting a mural in time-lapse or doing a hardflip at the skatepark.

In addition to creative labeling on our products, we provide our distributors with point-of-sale promotional materials and branded apparel items. We believe that our labeling, marketing and promotional materials are important elements to creating and increasing consumer appeal, as well as distributor and retailer awareness, and that our branding efforts have helped us achieve strong consumer connections and affinity levels for our products.

Brand Marketing

Our marketing team has developed brand positioning and brand identity that is an integral asset and we believe allows our brand to be widely known in a positive way among a large demographic. We have a successful history of positioning ourselves in alternative accounts with the intent to be where national mainstream brands are not sold. We also have a program of sponsoring alternative sport athletes to promote our products in youth alternative sports, including Ultimate Fighting Championship, auto-racing, skateboarding, BMX biking, snowboarding and skiing. This includes the utilization of a fully branded Jones recreational vehicle with “The People’s Craft Soda” stated on the side that has proven to attract attention and promote our brand. We used this recreational vehicle in 2020 when legendary skateboarder Tony Hawk partnered with us by taking a 10-day tour with his family that included stops at a bison ranch, various national parks, and multiple skateparks. Along the way, Tony Hawk created photo and video content showcasing his family’s adventures that was featured on both Hawk’s and Jones’ social media channels. In addition, we have a program of sponsoring up-and-coming musicians and artists. We believe this effort to position our products in alternative accounts and venues helps draw a younger generation of customers that value their independence away from the larger soft drink brands.

Social Media

Our core marketing pillar is the open access our consumers have to define the brand through our social media channels and our website at Jonessoda.com. We actively participate in social media campaigns as a way of direct engagement with our consumers in order to listen to their voices and better understand their issues and changes in consumer trends. Social media represents one of the largest shifts in modern business away from static advertising, and we have had success in creating social media hubs through forums such as Facebook, Twitter and Instagram. Our consumers have responded by bringing us onto their social media pages and into their lives, creating a personal connection that we believe helps ensure they are actively engaged with our brand and our products.

Consumer-Submitted Photos

We are well-known for the consumer submitted photos on our labels and cans. We invite our consumers to send us photos of their lives, and we select from those photos for use on our labels. Photos can be submitted through our website at our “Jones Soda Photo Gallery.”

Customized Photo Labels

We also provide our Jones Soda customers, ranging from businesses to end consumers, customized and personalized 12-packs of Jones Soda (in bottles) that they can create with their own photos on the labels. The strategy of this program is to provide a customized and personalized product offering to our consumers as well as an innovative marketing opportunity for our Jones Soda brand. Consumers can upload their photos through our website and create their own “myJones” labels. The personalized labels are downloaded at our headquarters, applied to 12-packs of Jones Soda and delivered to the consumer.

We believe our photo strategy has increased awareness for, as well as provided for increased consumer interactivity with, the Jones Soda brand.

Point of Sale and Consumer Awareness

We use point-of-sale materials such as posters, stickers, hats and T-shirts to create and increase consumer awareness of our proprietary products and brands. In response to consumer demand, we also sell our products and our wearables on our website. In selected cities, we participate at a “grassroots” level at certain community and sporting events in an attempt to create and increase brand awareness and loyalty. As noted above, we use recreational vehicles, vans and independent distributor vehicles painted with the Jones colors and logos to create consumer awareness and enthusiasm at these events and to assist distributors as they open new retail accounts and markets.

From time to time, we partner with companies that will manufacture Jones-related products that we feel extend and enhance our Jones brand. We currently have a licensing arrangement with a third party to manufacture and distribute Jones Soda Flavor Booster hard candy. In addition to these marketing techniques, we also pursue cross-promotional campaigns with other companies.

Events

In addition to all of the above marketing efforts, we are also investing in various events that are in alignment with our brand demographic. We invest in skateboarding events and partner with like-minded companies that we believe maintain a similar connection to our core demographic. At these events, we are able to display our logo and participate in sampling activities where we encourage the tasting of our products to encourage purchases of our brand at retail establishments where our products are sold. We anticipate investing in more of these events as we focus on marketing efforts in support of our core brand, Jones Soda, subject to any ongoing restrictions that may be imposed by the COVID-19 pandemic or any other future pandemics.

Brand and Product Development

We understand the importance of creating new beverage products and enhancing our existing products to meet the ever-changing consumer taste profile. We continue to expand our Jones Cane Sugar Fountain program that allows for our Jones Soda product line to be offered “on tap.” We partner with restaurants and grocery stores that prefer to offer new innovative and pure cane sugar fountain opportunities for their guests and we utilize a select group of fountain distributors to service these retail customers.

Our strategy is to focus on innovative products that will be accepted by consumers, retailers and distributors. We believe this is accomplished by keeping open dialog directly with our consumers through our website, blogs and social media as well as with our retail and distributor partners to ensure we are current with consumer trends in the beverage industry.

We develop the majority of our brands and products in-house. We used a similar process initially to create the Jones Soda brand, and we intend to continue utilizing this process to create our future brands and products. This process primarily consists of the following steps:

Market Evaluation.  We evaluate the strengths and weaknesses of certain categories and segments of the beverage industry with a view to pinpointing potential opportunities.

Financial Evaluation. We evaluate consumer price tolerance and sensitivity. All new products must be able to scale and meet strict margin requirements.

Distributor Evaluation.  We analyze existing and potential distribution channels, whether DSD, DTR or a blend of these channels. This analysis addresses, among other things, which companies will distribute particular beverage brands and products, where such companies may distribute such brands and products, and what will motivate these distributors to distribute such brands and products.

Production Evaluation.  We review all aspects of production of our beverages, including contract packing capacity, strategic production locations, and quality control, and prepare a cost analysis of the various considerations that will be critical to producing our brands and products.

Image and Design.  Based on our evaluation of the market, distributors and production issues, we create and develop the concept for a beverage brand, product or product extension. Our technical services department then works with various flavor concentrate houses to test, choose and develop product flavors for the brand.

We believe that the ongoing process of creating new brands, products and product extensions will be an important factor in our long-term success. In February 2022, we announced our new Nootropic Supplement in partnership with Mike Tyson and Wesana Health which includes two new flavors called Tyson’s Punch and Tiger’s Blood, both of which feature fruity, crisp, and flavor-forward taste profiles that are great complements to the functional nootropic experience. Additionally, we have partnered with ICEE to create the popular Cherry flavor as the newest entry in our Special Release program featuring limited-edition flavors that combines the familiar Jones Soda label design with the ICEE logo and a whimsical drawing of ICEE’s bear mascot to facilitate brand recognition on the shelf.  We are nearing the launch of a line of cannabis-infused sodas under the new “Mary Jones” brand in California. We anticipate a future roll-out of tincture syrups and edibles in California and a future expansion into other state-legal cannabis markets under the “Mary Jones” brand.

In addition to creating new brands, we believe we need to continuously improve our core product line, Jones Soda, as consumer tastes continue to change. We intend that each new flavor of Jones Soda that we introduce will be made with less sugar and no artificial colors or flavors whenever possible. In addition, we continue to re-formulate and re-introduce lower calorie content versions of each of our existing flavors of Jones Soda as and when we believe we have created an acceptable replacement that will appeal to existing customers and attract new customers.

Moreover, in addition to the above extensions to the Jones Soda brand, we have created and launched a brand with its own separate identity from the Jones Soda brand, Lemoncocco®. We believe that Lemoncocco represents a new category in the non-carbonated beverage industry and that developing a separate all-natural beverage brand is an important opportunity for our company.

Competition

Premium Beverage Industry

The beverage industry is highly competitive. Principal methods of competition in the beverage industry include:

●	brand name and image;

●	distribution;

●	shelf-management;

●	licensing;

●	price;

●	labeling and packaging;

●	advertising;

●	product quality and taste;

●	trade and consumer promotions; and

●	development of new brands, products and product extensions.

We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail accounts and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. We also compete with regional beverage producers and “private label” soft drink suppliers. Our direct competitors in the sparkling beverage industry include traditional large soft drink manufacturers and distributors and regional premium soft drink companies.

In order to compete effectively in the beverage industry, from time to time we develop and introduce new products and product extensions, and when warranted.

Although we believe that we will be able to continue to create competitive and relevant brands and products to satisfy consumers’ changing preferences, there can be no assurance that we will be able to do so or that other companies will not be more successful in this regard over the long term.

Pricing of the products is also important. We believe that our products are priced in the same price range or higher than competitive brands and products, and compete on quality as they are premium product offerings.

Cannabis Industry

We anticipate facing intense competition in the cannabis industry from other companies, some of which can be expected to have longer operating histories and more financial resources and longer history of the production and marketing of cannabis than then we do. Competitors are primarily branded and private label cannabis companies who are operating in multiple states. We believe we will be in direct competition with Keef Brands, Cann Social Tonics, and Tonik Beverages, none of which are national consumer packaged goods brands in the United States. We are currently confident that our cannabis products will be highly competitive. We intend to seek a competitive advantage by applying our brand name recognition to our planned cannabis products and by offering quality cannabis products to our loyal customer base. Because of the early stage of the cannabis industry in the United States and Canada, we also expect to face additional competition from new entrants. If the number of users of medical and recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, we believe we will be required to make a high level of investment in our planned licenses, partnerships, branding, products and technologies, distribution, research and development, marketing, sales and client support. We may not have sufficient resources to maintain our marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition, and results of operations of our planned cannabis business.

Production

Contract Packing Arrangements

We do not directly manufacture our products, but instead outsource the manufacturing process to third-party bottlers and independent contract manufacturers (co-packers). We currently use primary co-packers located in Canada and the United States. Once the product is manufactured, the finished products are stored either at the co-packer’s location or in nearby third-party warehouses. Other than minimum case volume requirements per production batch or “run” for most co-packers, we do not have annual minimum production commitments with our co-packers. Our co-packers may terminate their arrangements with us at any time, in which case we could experience disruptions in our ability to deliver products to our customers. We continually review our contract packing needs in light of regulatory compliance and logistical requirements and may add or change co-packers based on those needs.

Raw Materials

The raw materials used in the manufacturing of our products consist primarily of concentrate, flavors, supplements, sugar, bottles, cans, labels, trays, caps and packaging. Substantially all of the raw materials used in the preparation, bottling and packaging of our bottle and can products are purchased by us or by our contract manufacturers in accordance with our specifications. These raw materials are purchased from suppliers selected by us or by our contract manufacturers. We believe that we have adequate sources of raw materials, which are available from multiple suppliers.

We purchase flavor concentrate from our suppliers. Generally, flavor concentrate suppliers own the proprietary rights to the flavors. Although we do not have the list of ingredients or formulas for our flavors, we have exclusive rights to the use of the flavor concentrates developed with our suppliers. In connection with the development of new products and flavors, independent suppliers bear a large portion of the expense for product development, thereby enabling us to develop new products and flavors at relatively low cost. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have a material adverse effect on our results of operations.

The costs of raw materials fluctuate and in certain instances we enter into supply agreements to address these risks. We have a three-year fixed price supply agreement with our primary glass supplier which expires at the end of 2022. The price of glass continues to increase each year due to the shortage of available glass in the industry; however, our supply agreement with our glass supplier provides us with some price protection through 2022.

As the global supply chain continues to see disruptions, there is higher risk for continued labor shortages, raw material cost increases, and increased costs of transportation that will adversely impact our business. The extent to which the global supply chain disruptions may continue to impact our results of operations, including the long-term nature of the impact, depends on numerous evolving factors, which are highly uncertain and difficult to predict.

Quality Control

Our products are made from high-quality ingredients and natural and artificial flavors. We seek to ensure that all of our products satisfy our high-quality standards. Contract manufacturers are selected and monitored by our quality control representatives in an effort to ensure adherence to our production procedures and quality standards.

For every batch or “run” of product, our contract manufacturer undertakes extensive testing of product quality and packaging. This includes testing levels of sweetness, carbonation, taste, product integrity, packaging and various regulatory cross checks. Samples from each production run are analyzed and categorized in a reference library. For each product, the contract manufacturer must transmit all quality control test results to us for reference following each production run.

Testing also includes microbiological checks and other tests to ensure the production facilities meet the standards and specifications of our quality assurance program. Water quality is monitored during production and at scheduled testing times to ensure compliance with beverage industry standards. The water used to produce our products is filtered and is also treated to reduce alkalinity. Flavors are pre-tested by the flavor concentrate supplier before shipment to contract manufacturers. We are committed to ongoing product improvement with a view towards ensuring the high quality of our product through a stringent co-packer selection, training and communication program.

Planned Cannabis Operations

On July 14, 2021, we received $2,000,000 from the issuance of the 2021 Debenture to SOL Verano Blocker 1 LLC. On February 9, 2022, we issued $3,000,000 in aggregate principal amount of 3.00% unsecured convertible debentures. Lastly, on February 15, 2022, we issued an aggregate of 20,000,048 shares of our common stock in connection with the completion of the Plan of Arrangement under the Business Corporations Act (British Columbia) whereby the outstanding Pinestar Shares were exchanged for newly issued shares of our common stock on a one-for-one basis. The Plan of Arrangement had previously been approved by both Pinestar’s shareholders as well as by the Supreme Court of British Columbia after such court held a hearing on the fairness of the terms and conditions of the Plan of Arrangement at which all Pinestar shareholders had the right to appear.  In connection with the Plan of Arrangement, Pinestar completed an offering for Subscription Receipts for aggregate gross proceeds of $8,000,000 and, following the Plan of Arrangement, we now have access to those proceeds. Pursuant to the terms of the 2021 Debenture and the Contingent Convertible Debentures we must use the proceeds from these financings for the purpose of expanding our business to the production of cannabis-containing beverages and related products.

Utilizing the funds received in connection with the 2021 Debenture, the Plan of Arrangement transaction and the Contingent Convertible Debenture financing, we are in the process of developing, marketing and distributing cannabis-infused beverages, edibles and related products utilizing the “Mary Jones” brand name to complement our existing soda beverage business. Our management has set up subsidiaries in states with legal adult use cannabis markets under the “Mary Jones” brand. Based upon the unique regulatory landscape in each of those states, the “Mary Jones” brand subsidiaries will either obtain their own cannabis license, make strategic acquisitions of licensed entities, or enter into licensing agreements with licensed cannabis manufacturing and distribution partners who will produce and distribute “Mary Jones” products. Further, in October 2021, we hired a Chief Marketing Officer and have continued building our cannabis team.

Regulation

Premium Beverage Business

The production and marketing of our proprietary beverages are subject to the rules and regulations of various federal, provincial, state and local health agencies, including in particular Health Canada, Agriculture and Agri-Food Canada (“AAFC”) and the United States Food and Drug Administration (“FDA”). The FDA and AAFC also regulate labeling of our products. From time to time, we may receive notifications of various technical labeling or ingredient reviews with respect to our products. We believe that we have a compliance program in place to ensure compliance with production, marketing and labeling regulations.

Legal requirements have been enacted in several jurisdictions in the United States and Canada requiring that deposits or certain eco-taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other beverage container-related deposit, recycling, eco-tax and/or product stewardship proposals have been introduced in various jurisdictions in the United States and Canada. We anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and Canada.

Planned Cannabis Business

Application of Federal Law

Although certain states have legalized either medical marijuana or medical and adult use cannabis, at the federal level, cannabis currently remains a Schedule I drug under the Controlled Substances Act of 1970 (21 U.S.C. §§ 811 et seq.). Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, cannabis related practices or activities, including, without limitation, the cultivation, manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law.

Although federally illegal, the U.S. federal government’s approach to enforcement of such laws has trended toward non-enforcement. On August 29, 2013, the DOJ issued a memorandum known as the “Cole Memorandum” to all U.S. Attorneys’ offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal marijuana laws against individuals and businesses that rigorously comply with state regulatory provisions in states with strictly regulated medical or recreational cannabis programs. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated marijuana businesses.

However, on January 4, 2018 the Cole Memorandum was revoked by Attorney General Jeff Sessions. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the DOJ’s guidance to U.S. Attorneys that state regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale of the DOJ in doing so: the Cole Memorandum, according to the Sessions Memorandum, was “unnecessary” due to existing general enforcement guidance adopted in the 1980s, as set forth in the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.”

While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise indicate that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether to prosecute marijuana-related offenses. Our outside U.S. counsel continuously monitors all U.S. Attorney comments related to regulated medical and adult-use cannabis laws to assess various risks and enforcement priorities within each jurisdiction. Dozens of U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence.

In his February 2021 confirmation hearing, current Attorney General Merrick Garland affirmed the principles of prosecutorial discretion from the rescinded Cole Memorandum.  He noted that “It does not seem to me a useful use of limited resources that we have to be pursuing prosecutions in states that have legalized and are regulating the use of marijuana either medically or otherwise.”  He reiterated this position at a Senate Appropriations subcommittee hearing on April 26, 2022. Attorney General, Merrick Garland, has not, however, officially indicated any change in enforcement priority for state-compliant marijuana businesses, however, substantial uncertainty regarding federal enforcement remains.

Regardless, marijuana remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission has altered that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. From a regulatory and enforcement perspective, the criminal risk today remains identical to the risk on January 3, 2018. It remains unclear whether the risk of enforcement has been altered.

Additionally, under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or any other Schedule I substance. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Department of the Treasury issued a memorandum in February of 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned marijuana businesses. Under these guidelines, financial institutions must submit a “suspicious activity report” (“SAR”) as required by federal money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated.

On the same day the FinCEN Memorandum was published, the DOJ issued a memorandum (the “2014 Cole Memo”) directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of marijuana-related conduct. The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

However, Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum can act as a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact.

Enforcement Proceedings under Federal Law

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, the United States Congress has repeatedly enacted legislation to protect the medical marijuana industry from prosecution. The United States Congress has passed appropriations bills each of the last three years that included the Rohrabacher Amendment Title: H.R.2578 — Commerce, Justice, Science, and Related Agencies Appropriations Act, 2016, which by its terms does not appropriate any federal funds to the DOJ for the prosecution of medical cannabis offenses of individuals who are in compliance with State medical cannabis laws. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Blumenauer Amendment language (the “Leahy Amendment”) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the DOJ up and through the 2018 appropriations deadline of September 30, 2018. The deadline has passed, but the Leahy Amendment has remained in effect by virtue of a series of short-term spending bills signed on September 28, 2018, December 7, 2018, January 25, 2019 and February 8, 2019. On February 15 the amendment was renewed through the signing of the fiscal year 2019 omnibus spending bill, effective through September 30, 2019.  On May 16, 2019, a House subcommittee released a base appropriations bill with the amendment included. On September 26, 2019, the Senate Appropriations Committee approved a base appropriations bill with the amendment included. On September 27, 2019 the amendment was renewed through a stopgap spending bill, and again on November 21, 2019.  On December 20, 2019, the amendment was renewed through the signing of the fiscal year 2020 omnibus spending bill, effective through September 30, 2020.  In July 2020, a House subcommittee introduced a base appropriations bill with the amendment included.  The amendment was then renewed through a series of stopgap spending bills on October 1, 2020 December 11, 2020 December 18, 2020 December 20, 2020 and December 22, 2020. In 2021, President Joe Biden became the first president to propose a budget with the Appropriations Rider included. On September 30, 2021, December 3, 2021, and February 18, 2022, the Appropriations Rider was renewed through a series of stopgap spending bills.  On March 15, 2022 the Appropriations Rider was renewed through the signing of the Fiscal Year 2022 omnibus spending bill, effective through September 30, 2022. If the Appropriations Rider is not extended in the future, the risk of federal enforcement and override of state medical marijuana laws would increase.

State Regulatory Environment

The following sections describe the legal and regulatory landscape in California, which is the first state where we intend to  commence our planned cannabis operations. While we will work to ensure that our operations comply with applicable state laws, regulations, and licensing requirements, for the reasons described above and the risks further described under the heading “Risk Factors”, there are significant risks associated with our planned cannabis business. Readers are strongly encouraged to carefully read and consider all of the risk factors contained under the heading “Risk Factors” below.

California Regulatory Landscape

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern a medical and adult-use licensing regime for cannabis businesses in the State of California. The four agencies that originally regulated marijuana at the state level were the Bureau of Cannabis Control (“BCC”), California Department of Food and Agriculture (“DFA”), California Department of Public Health (“DPH”), and California Department of Tax and Fee Administration. MAUCRSA went into effect on January 1, 2018.

On July 1, 2019, California enacted A.B. 97. In relevant part, the bill authorizes licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation.

A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act, limits the validity of a provisional license to 12 months with subsequent renewals as approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill requires the DPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act.

On October 12, 2019, California enacted A.B. 1529. The bill mandates that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.

On July 12, 2021, California Governor Gavin Newsom signed into law Assembly Bill 141 (AB-141), which creates the Department of Cannabis Control (“DCC”). The DCC is in the process of consolidating the state’s cannabis program oversight from three of the existing agencies – the BCC, the DFA, and the DPH – under a single department in an effort to centralize and simplify regulatory and licensing oversight in California. DCC similarly announced its intention to create a single Licensing Division that would be responsible for licensing of all cannabis businesses. On or about September 15, 2021, the DCC filed emergency regulations to consolidate, clarify, and make consistent cannabis regulations to the California Office of Administrative Law. After a limited comment period, these consolidated emergency regulations were approved and became effective on or about September 27, 2021. These regulations created consistent standards for cannabis licensees across all license types, by aligning application requirements, unifying terminology, and clarifying ownership and financial interest requirements. Further consolidated regulations and modifications of existing regulations were issued for public comment on March 4, 2022 and are anticipated to be approved by the end of 2022.

At present, to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

California Licensing Requirements

A medicinal retailer license permits the sale of medicinal cannabis and cannabis products to a medicinal cannabis patient in California who possesses a physician’s recommendation. Only certified physicians may provide medicinal marijuana recommendations. An adult-use retailer license permits the sale of cannabis and cannabis products to any individual age 21 years of age or older who presents a valid government-issued photo identification.

An adult-use or medicinal cultivation license permits cannabis cultivation activity which means any activity involving the planting, growing, harvesting, drying, curing, grading or trimming of cannabis. Such licenses further permit the production of a limited number of non-manufactured cannabis products and the sales of cannabis to certain licensed entities within the state of California for resale or manufacturing purposes.

An adult-use or medical manufacturing license permits the manufacturing of cannabis products. Manufacturing includes the compounding, blending, extracting, infusion, packaging or repackaging, labeling or relabeling, or other preparation of a cannabis product.

In the state of California, only cannabis that is grown in the state can be sold in the state. Although California is not a vertically-integrated system, the state allows licensees to make wholesale purchase of cannabis from, or a distribution of cannabis and cannabis product to, another licensed entity within the state.

Holders of cannabis licenses in California are subject to a detailed regulatory scheme encompassing: security, staffing, sales, manufacturing standards, inspections, inventory, advertising and marketing, product packaging and labeling, records and reporting, and more. As with all jurisdictions, the full regulations, as promulgated by each applicable state agency, should be consulted for further information about any particular operational area.

Licensed cannabis businesses may partner with non-licensed business entities pursuant to intellectual property licensing agreements subject to certain disclosure requirements and approvals by the DCC.

California Dispensary Requirements

Cannabis retailers may only sell cannabis products that were received by the retail licensee from a licensed distributor or licensed microbusiness authorized to engage in distribution, and the licensed retailer must verify that the cannabis goods have not exceeded their best-by, sell-by, or expiration date if one is provided. The goods must have undergone appropriate laboratory testing, and the batch number labeled on the package of cannabis goods must match the batch number on the corresponding certificate of analysis for regulatory compliance testing. The packaging and goods must comply with all applicable laws in order for the goods to be sold at the retail location. In addition to cannabis goods, a licensed retailer may sell only cannabis accessories and licensee’s branded merchandise. A licensed retailer may not provide free cannabis goods except for in certain limited circumstances.

Cannabis retailers may only display cannabis goods for inspection and sale in the retail area. Such goods may be removed from their packaging and placed in containers to allow for customer inspection, so long as the containers are not readily accessible to customers without assistance of retailer personnel. A container must be provided to the customer by the licensed retailer or its employees, who must remain with the customer at all times that the container is being inspected by the customer. Cannabis goods removed from their packaging in this way may not be sold or consumed. They must be destroyed appropriately when they are no longer being used for display.

California Reporting Requirements

The state of California uses METRC as the state’s track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain for all state-issued annual licensees. The system allows for other third-party system integration via application programming interface. Only licensees have access to METRC.

California Storage, Transportation, and Security Requirements

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, California’s marijuana businesses are required to do the following:

•	maintain a fully operational security alarm system;

•	contract for security guard services;

•	maintain a video surveillance system that records continuously 24 hours a day;

•	ensure that the facility’s outdoor premises have sufficient lighting;

•	not dispense from its premises outside of permissible hours of operation;

•	store cannabis and cannabis product only in areas per the premises diagram submitted to the state of California during the licensing process;

•	store all cannabis and cannabis products in a secured, locked room or a vault;

•	report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

•

ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the BCC that meet BCC distribution requirements are to be used to transport cannabis and cannabis products.

DCC Inspections

The DCC, and its authorized representatives, shall have full and immediate access to inspect and enter onto any premises licensed by the DCC. Prior notice of an inspection, investigation, review, or audit is not required. The DCC may also test any vehicle or equipment possessed by, in control of, or used by a licensee or their agents and employees for the purpose of conducting commercial cannabis activity. Moreover, it may test any cannabis goods or cannabis-related materials, or products possessed by, in control of, or used by a licensee or their agents and employees for the purpose of conducting commercial cannabis activity. The DCC may also copy any materials, books, or records of any licensee or their agents and employees. Failure to cooperate with and participate in any DCC investigation pending against the licensee may result in a licensing violation subject to discipline.

Trademarks, Flavor Concentrate Trade Secrets and Patent Rights

In the United States, we own a number of trademark registrations (designated by the ® symbol) and pending trademark applications (designated by the ™ symbol) for use in connection with our products, including “JONES®,” “JONES SODA CO.® and “LEMONCOCCO ®”.

In general, trademark registrations expire 10 years from the filing date or registration date, with the exception in Canada, where trademark registrations expire 15 years from the registration date. All trademark registrations may be renewed for a nominal fee.

Although our flavor concentrate suppliers generally own the proprietary rights to the flavors, we have the exclusive rights to our flavor concentrates developed with our current flavor concentrate suppliers, which we protect as trade secrets. We will continue to take appropriate measures to maintain the secrecy and proprietary nature of our flavor concentrates.

We consider our trademarks and trade secrets to be of considerable value and importance to our business.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter to quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of  stock keeping units (“SKUs”) selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Employees

As of the date of June 23, 2022, we have 23 employees, 22 of which are full-time, one of which is located in Canada. Of our 23 employees, 13 are employed in sales and marketing capacities, 5 are employed in administrative capacities and 5 are employed in customer service, manufacturing and quality control capacities. None of our employees are represented by labor unions.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with financial statements and notes thereto, as well as the “Risk Factors” and “Description of Business” sections included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We develop, produce, market and distribute premium beverages that we sell and distribute primarily in the United States and Canada through our network of independent distributors and directly to our national and regional retail accounts. We also sell products in select international markets. Our products are sold in grocery stores, convenience and gas stores, on fountain in restaurants, “up and down the street” in independent accounts such as delicatessens, sandwich shops and burger restaurants, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our DSD channel, and we refer to our national and regional accounts who receive shipments directly from us as our DTR channel. We do not directly manufacture our products, but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Our Focus: Sales Growth

Our focus is sales growth through execution of the following key initiatives:

●	Expand the Jones Soda glass bottle business in existing and new sales channels;

●	Expand our fountain program in the United States and Canada;

●	Release and grow the new product line of THC and CBD-infused beverages, edibles, and other related products; and

●	Increase distribution of Lemoncocco in the United States and Canada.

Recent Developments

On April 16, 2022, we entered into a binding offer to purchase (as amended on May 10, 2022, the “LOI”) with Simply Better Brands Corp. (“SBBC”) pursuant to which SBBC agreed to acquire of all of our issued and outstanding shares of common stock at a deemed value of $0.75 per share, payable in shares of common stock of SBBC (the “SBBC Shares”) based on a price per SBBC Share equal to $3.65.

On June 6, 2022, due to current market conditions, each of the Company and SBBC agreed in writing to mutually terminate the LOI pursuant to Section 13(a) of the LOI.

For a summary of the transaction, see Note 7 to consolidated financial statements for the quarter ended March 31, 2022 incorporated by reference into this prospectus.

Results of Operations

Years Ended December 31, 2021 and 2020

Revenue

For the year ended December 31, 2021, revenue was approximately $14.8 million, an increase of $2.9 million, or 24.4%, from approximately $11.9 million in revenue for the year ended December 31, 2020. This increase was primarily a result of increased core bottled soda sales in the United States and Canada. Additionally, our fountain business returned to growth through increased sales in the food service channel. For the year ended December 31, 2021, promotion allowances and slotting fees, which offset revenue, totaled approximately $1.4 million, a decrease of approximately $183,000, or 11.2%, from approximately $1.6 million in 2020.

During 2021 and 2020, the percentage of our revenues generated in Canada was 22% and 28%, respectively.

Gross Profit

	Year Ended December 31,
	2021	2020	% Change
	(Dollars in thousands)
Gross Profit	$4,398	$2,679	64.2%
% of Revenue	29.7%	22.5%

For the year ended December 31, 2021, gross profit increased by $1.7 million, or 64.2%, to approximately $4.4 million compared to approximately $2.7 million for the year ended December 31, 2020, driven primarily by higher revenue during the year ended December 31, 2021 as compared to the year ended December 31, 2020 and more effective management over promotional allowance and slotting fees. For the year ended December 31, 2021, gross margin increased to 29.7% from 22.5% for the year ended December 31, 2020, due primarily to the decrease in trade spend and promotional allowances for the year ended December 31, 2021 in comparison to the year ended December 31, 2020.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2021 were approximately $3.0 million, an increase of $424,000, or 16.4%, from approximately $2.6 million for the year ended December 31, 2020. This increase was primarily a result of increased social and digital marketing expenditures incurred during the year in an effort to expand customer engagement. As revenue continues to increase, we expect that selling and marketing expenses will increase to support this growth. Selling and marketing expenses as a percentage of revenue decreased to 20.3% for the year ended December 31, 2021 from 21.7% in 2020. We will continue to work on balancing selling and marketing expenses with our working capital resources.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were approximately $3.3 million, an increase of $374,000, or 12.8%, compared to approximately $2.9 million for the year ended December 31, 2020. The increase was primarily due to an increase in insurance premiums and an increase in headcount. General and administrative expenses as a percentage of revenue decreased to 22.3% for the year ended December 31, 2021 from 24.6% in 2020. We will continue work on balancing general and administrative expenses with our working capital resources.

Interest Expense

We incurred $225,000 of interest expense for the year ended December 31, 2021 compared to $151,000 for the year ended December 31, 2020. This increase was primarily related to the accrued interest associated with the 2021 Debenture entered into in July 2021. The interest expense incurred during the year ended December 31, 2020 was non-cash and primarily related to the amortization of the discount associated with the beneficial conversion feature on the 2018 Convertible Notes (as defined below), along with the amortization of associated closing costs and interest related to the 2018 Convertible Notes. For the years ended December 31, 2021 and 2020, cash paid for interest was $0.

Interest Income

We earned approximately $4,000 of interest income for the year ended December 31, 2021, compared to $24,000 for the year ended December 31, 2020. We experienced an increase in cash during July 2019 resulting from financing activities, the proceeds of which were deposited in an interest-bearing money market account and earned $24,000 of interest during the first quarter of 2020. For the year ended December 31, 2021, the interest rates associated with this money market account decreased significantly, resulting in $4,000 of interest income for the year ended December 31, 2021.

Income Tax Expense

We had income tax expense of $27,000 for each of the years ended December 31, 2021 and 2020 primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the year ended December 31, 2021 decreased to approximately $1.8 million from a net loss of $3.0 million for the year ended December 31, 2020. The decrease in net loss was primarily due to the increased revenue and gross profit during the year ended December 31, 2021, as described above, in comparison to the year ended December 31, 2020.

Three Months Ended March 31, 2022 and 2021

The following selected financial and operating data are derived from our condensed consolidated financial statements and should be read in conjunction with our condensed consolidated financial statements incorporated by reference into this prospectus.

	Three months ended March 31,
	2022	% of Revenue	2021	% of Revenue
	(Dollars in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$4,523	100.0%	$2,857	100.0%
Cost of goods sold	(3,286)	(72.7)%	(2,089)	(73.1)%
Gross profit	1,237	27.3%	768	26.9%
Selling and marketing expenses	(1,143)	(25.3)%	(661)	(23.1)%
General and administrative expenses	(1,522)	(33.7)%	(756)	(26.5)%
Loss from operations	(1,428)	(31.6)%	(649)	(22.7)%
Interest income	2	0.0%	1	0.0%
Interest expense	(231)	(5.1)%	(60)	(2.1)%
Other income (expense), net	-	0.0%	(7)	(0.2)%
Loss before income taxes	(1,657)	(36.6)%	(715)	(25.0)%
Income tax expense, net	(7)	(0.2)%	(4)	(0.1)%
Net loss	$(1,664)	(36.8)%	$(719)	(25.2)%
Basic and diluted net loss per share	$(0.02)		$(0.01)

	As of
	March 31, 2022	December 31, 2021
	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents and accounts receivable, net	$15,072	$7,329
Fixed assets, net	222	238
Total assets	19,024	10,246
Long-term liabilities	237	2,044
Working capital	12,182	6,025

Revenue

For the quarter ended March 31, 2022, revenue increased by approximately $1.7 million, or 58.3%, to approximately $4.5 million compared to approximately $2.9 million for the quarter ended March 31, 2021. This increase was primarily a result of increased DSD and DTR core bottled soda sales in the United States and Canada.

For the quarter ended March 31, 2022, trade spend and promotion allowances, which reduced the amount of revenue for the sales of our product, totaled approximately $308,000, a decrease of approximately $42,000, or 12.0%, compared to approximately $350,000 for the quarter ended March 31, 2021, primarily due to the timing of incentive and retailer programs.

Gross Profit

For the quarter ended March 31, 2022, gross profit increased by approximately $469,000, or 61.1%, to approximately $1.2 million compared to approximately $768,000 for the quarter ended March 31, 2021 primarily due to the continued shift to a more profitable product mix and further optimizing supply chain costs. For the quarter ended March 31, 2022, gross margin increased to 27.3% from 26.9% for the quarter ended March 31, 2021. This increase in gross margin was for the same reasons as noted above.

Selling and Marketing Expenses

Selling and marketing expenses for the quarter ended March 31, 2022 were approximately $1.1 million, an increase of approximately $482,000, or 72.9%, from approximately $661,000 for the quarter ended March 31, 2021. Selling and marketing expenses as a percentage of revenue increased to 25.3% in the quarter ended March 31, 2022 from 23.1% in the same period in 2021. This increase was primarily a result of marketing spend associated with our upcoming cannabis product launch. This increase is also associated with increased social and digital marketing expenditures incurred during the quarter in an effort to expand customer engagement. Lastly, there was an increase in non-cash stock compensation expense in the first quarter of 2022 primarily as a result of the accelerated vesting of our outstanding stock options in connection with the closing of the Plan of Arrangement as described in note 5 to our consolidated financial statements for the quarter ended March 31, 2022 incorporated by reference into this prospectus, which increased selling and marketing expenses by $91,000 in the current quarter compared to stock compensation expenses increasing selling and marketing expenses by $19,000 in the same quarter of 2021. We will continue to balance selling and marketing expenses with our working capital resources. For the three months ended March 31, 2022 and 2021, non-cash expenses included in selling and marketing expenses (stock compensation and depreciation) were approximately $103,000 and $35,000, respectively.

General and Administrative Expenses

General and administrative expenses for the quarter ended March 31, 2022 were approximately $1.5 million, an increase of approximately $766,000, or 101.3%, compared to approximately $756,000 for the quarter ended March 31, 2021. General and administrative expenses as a percentage of revenue increased to 33.7% in the quarter ended March 31, 2022 from 26.5% in the same period in 2021. This increase in general and administrative expenses was primarily due to the administrative costs associated with our cannabis product launch. In addition, we experienced an increase in insurance premiums of approximately $1.0 million and there was an increase in non-cash stock compensation expense in the first quarter of 2022 primarily as a result of  the accelerated vesting of the Company’s outstanding stock options in connection with  the closing of the Plan of Arrangement as described in note 5 to our consolidated financial statements for the quarter ended March 31, 2022 incorporated by reference into this prospectus, which increased general and administrative expenses by $177,000 in the current quarter compared to stock compensation expenses increasing general and administrative expenses by $34,000 in the same quarter of 2021. We will continue to carefully manage general and administrative expenses with our working capital resources. For the three months ended March 31, 2022 and 2021, non-cash expenses included in general and administrative expenses (stock compensation and depreciation) were approximately $182,000 and $43,000, respectively.

Interest Income

We earned approximately $2,000 of interest income for the quarter ended March 31, 2022, compared to $1,000 for the quarter ended March 31, 2021.

Interest Expense

We incurred approximately $231,000 of interest expense for the quarter ended March 31, 2022, compared to approximately $60,000 for the quarter ended March 31, 2021. This increase was primarily related to the conversions of convertible notes that occurred during the three months ended March 31, 2022 that resulted in all capitalized costs associated with the issuance of these notes being fully expensed upon conversion. The interest expense incurred during the quarters ended March 31, 2022 and 2021 was non-cash.

Income Tax Expense

We incurred approximately $7,000 of income tax expense for each of the quarters ended March 31, 2022 and 2021, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net loss

Net loss for the quarter ended March 31, 2022 was approximately $1.7 million compared to net loss of approximately $719,000 for the quarter ended March 31, 2021. This increase was primarily due to the increase marketing and administrative costs associated with our cannabis product launch, the increase in interest expense, and the increase in stock compensation expense.

Liquidity and Capital Resources

As of December 31, 2021 and 2020 and March 31, 2022, we had cash and cash-equivalents of approximately $4.7 million, $4.6 million and $11.9 million, respectively, and working capital of approximately $6.0 million, $5.8 million and $12.2 million, respectively. Net cash used in operations during fiscal years 2021 and 2020 totaled approximately $2.5 million and $1.5 million, respectively. Net cash used in operations increased primarily due to the timing of receivables and payables. Net cash used in operations during the three months ended March 31, 2022 and 2021 totaled approximately $2.3 million and $1.0 million, respectively. Net cash used in operations increased primarily due to the increase in inventory as of March 31, 2022 compared to December 31, 2021. Our cash flows vary throughout the year based on seasonality.

For the year ended December 31, 2021, net cash provided by financing activities totaled approximately $2.6 million due to net proceeds we received of $1.7 million in connection with the issuance of the 2021 Debenture to SOL Verano Blocker 1 LLC. In addition, we received net proceeds of $538,000 prior to December 31, 2021 of the total $3,000,000 in aggregate principal amount of the Contingent Convertible Debentures that closed on February 9, 2022. For the year ended December 31, 2020, net cash provided by financing activities totaled approximately $329,000 due to the loan proceeds of approximately $335,000 under the Paycheck Protection Program, established as part of the CARES Act. This loan was fully forgiven in May of 2021. We incurred a net loss of approximately $1.8 million for the year ended December 31, 2021 compared to a net loss of approximately $3.0 million for the year ended December 31, 2020. Our accumulated deficit increased to $71.8 million as of December 31, 2021 compared to an accumulated deficit of $70.0 million as of December 31, 2020.

In addition to the 2021 Debenture issued to SOL Verano Blocker 1 LLC, we received proceeds from two separate transactions subsequent to December 31, 2021 as described below and in Note 13 to our consolidated financial statements for the year ended December 31, 2021 incorporated by reference into this prospectus. Specifically, on February 9, 2022 we issued $3,000,000 in aggregate principal amount of the Contingent Convertible Debentures and on February 15, 2022, upon the consummation of the Plan of Arrangement, we received the $8,000,000 in gross proceeds from the Pinestar Subscription Receipt offering completed prior to the closing of the Plan of Arrangement.  The Plan of Arrangement resulted in issuance of an aggregate of 20,000,048 shares of our common stock in connection with the completion of the previously announced acquisition of all the issued and outstanding common shares of Pinestar by way of a statutory plan of arrangement whereby the outstanding Pinestar Shares were exchanged for newly issued shares of our common stock on a one-for-one basis. Therefore, currently, based upon our near-term anticipated level of operations and expenditures, management believes that cash on hand, is sufficient to enable us to fund operations for 12 months from the date the financial statements included in our Annual Report on Form 10-K are issued.

During the three months ended March 31, 2022, we issued $3,000,000 in Contingent Convertible Debentures (see note 4 to our consolidated financial statements for the quarter ended March 31, 2022 incorporated by reference into this prospectus), that mature on February 9, 2023 and shall begin to accrue interest at a rate of 3.00% commencing on April 1, 2022 and such interest shall become payable on the maturity date of such Contingent Convertible Debentures.

Additionally, upon the consummation of the Plan of Arrangement (see note 5 to our consolidated financial statements for the quarter ended March 31, 2022 incorporated by reference into this prospectus), we received $7.1 million in net proceeds from the Pinestar Subscription Receipt offering completed prior to the Plan of Arrangement. The Plan of Arrangement resulted in issuance of an aggregate of 20,000,048 shares of our common stock in exchange for all of the outstanding Pinestar Shares on a one-for-one basis. Based upon our near-term anticipated level of operations and expenditures, management believes that cash on hand, is sufficient to enable us to fund operations for 12 months from the date the financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 are issued.

During 2021 and 2020, we received $0 and $296,000, respectively, from the cash exercise of stock options. During the three months ended March 31, 2022 and 2021, we received $0 and $9,000, respectively, from the cash exercise of stock options. From time to time, we may receive additional cash through the exercise of stock options or stock warrants. However, we cannot predict the timing or amount of cash proceeds we may receive from the exercise, if at all, of any of the outstanding stock options or warrants.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for available debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our sales goals and otherwise successfully execute our operating plan. We believe it is imperative that we meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our operating plan as necessary to respond to developments in our business, our markets and the broader economy. In addition, the continuation of the COVID-19 pandemic and uncertain market and supply chain conditions may limit our ability to access capital, may reduce demand for certain products, and may negatively impact our business. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Moreover, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of our company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

Seasonality and Other Fluctuations

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Sales may fluctuate materially on a quarter-to-quarter basis or an annual basis when we launch a new product or fill the “pipeline” of a new distribution partner or a large retail partner. Sales results may also fluctuate based on the number of SKUs selected or removed by our distributors and retail partners through the normal course of serving consumers in the dynamic, trend-oriented beverage industry. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this Report. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

There are certain critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We have identified below our accounting policies that we use in arriving at key estimates that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to us. For a detailed discussion on the application of these and our other accounting policies, see Note 1 to consolidated financial statements included in this prospectus.

Revenue Recognition

We recognize revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. We only apply the five-step model (as described in Note 1 to the Consolidated Financial Statements of this Report) to contracts when it is probable that we will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer.

Inventory

We hold raw materials and finished goods inventories, which are manufactured and procured based on our sales forecasts. We value inventory at the lower of cost or net realizable value and include adjustments for estimated obsolete or excess inventory, on a first in-first out basis. These valuations are subject to customer acceptance, planned and actual product changes, demand for the particular products, and our estimates of future realizable values based on these forecasted demands. We regularly review inventory detail to determine whether a write-down is necessary. We consider various factors in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. The amount and timing of write-downs for any period could change if we make different judgments or use different estimates. We also determine whether a provision for obsolete or excess inventory is required on products that are over 12 months from production date or any changes related to market conditions, slow-moving inventory or obsolete products.

Trade Spend and Promotion Expenses

Throughout the year, we run trade spend and promotional programs with distributors and retailers to help promote on- shelf discounts to our consumers. Additionally, in more limited instances, we enter into customer marketing agreements or various other slotting arrangements. The provisions for discounts, slotting fees and promotion allowances is recorded as an offset to revenue and shown net on the consolidated statement of operations. Estimates are made to accrue for amounts that have not yet been invoiced in the month that the program occurs, or in the case of slotting, when the commitment is made.

MANAGEMENT

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our Board of Directors to serve until our next annual meeting of shareholders or until his or her successor is elected and qualified. The following table sets forth information regarding the members of our Board of Directors and our executive officers as of June 23, 2022:

NAME	AGE	POSITION
Mark Murray	61	President, Chief Executive Officer and Director
Paul Norman	56	Chairman of the Board of Directors
Eric Chastain	51	Chief Operating Officer, President of the Jones Beverage Division, and Corporate Secretary
Joe Culp	30	Interim Chief Financial Officer, Controller and Principal Financial and Accounting Officer
Jamie Colbourne	63	Director
Clive Sirkin	57	Director
Alexander Spiro	39	Director
Chad Bronstein	34	Director

Mark Murray

Mr. Murray was appointed as our President effective September 1, 2020 and as our Chief Executive Officer as of December 1, 2020, and has been a director of Jones Soda since May 19, 2021.  Prior to that, he was the President of JGC Food Company (“JGC”), a position he held from 2017 to May 2019, and was previously the Vice President of Sales and Marketing of JGC from 2013 to 2017. He was the Vice President of Sales of Harry’s Fresh Foods from 2011 and 2013 and Vice President of National Accounts of Solo Cup Company from 2008 to 2011.  Previous to 2008, Mr. Murray held numerous other roles in sales and marketing, including a 22-year career with Kraft Foods. Mr. Murray received a Bachelor of Arts degree in Marketing, from Michigan State University.  We believe Mr. Murray is qualified to serve on our Board of Directors because he brings first-hand knowledge of the Company's day-to-day operations as well as an understanding of the operational, financial and strategic issues facing our Company.

Paul Norman

Mr. Norman has been a director of Jones Soda since August 2019 and has served as the Chairman of our Board of Directors since March 15, 2022. In addition, since February 2021, Mr. Norman has served as the President of CHW Acquisition Corporation (Nasdaq: CHWA). Mr. Norman is a global consumer products leader with over 30 years of experience creating brand and shareholder value. He currently serves on the boards of directors of Hearthside Food Solutions, a contract food manufacturer and PureK Holdings (TSX-V: PKAN), a CBD retail products company. From 2019 to 2020, he served as chairman and CEO of HeavenlyRx, a privately held CBD wellness company. Prior to HeavenlyRx, Mr. Norman spent three decades at Kellogg, the $11 billion multinational food-manufacturing company, where his tenure was defined by transformation, profitable growth and shareholder value creation through strategic portfolio management, innovation and diverse talent development and leadership. He has deep experience in building brands while successfully navigating complex regulatory environments where challenges around marketing and nutrition/ ingredient labeling restrictions are constantly evolving. As President of Kellogg’s $9 billion North American business from 2015 to 2018, Mr. Norman led initiatives such as the exit of Direct Store Delivery, which transformed U.S. Snacks to a warehouse pull model. He was instrumental in accelerating mergers and acquisitions activity at Kellogg, including Kellogg’s acquisition of RX bar in 2017 for $600 million. In his role, Mr. Norman interacted regularly with the Kellogg board of directors, attending all board meetings and collaborating closely with several sub-committees. He also participated in analyst and investor calls for the company. Prior to serving as President of Kellogg’s North American business in 2015, Mr. Norman served as the company’s Chief Growth Officer from 2013 to 2015, where he developed the Kellogg global category operating model. In that role he focused on long-term innovation, building sales and marketing capability, and long-term strategy for the company’s breakfast and snacks categories. Concurrent with the Chief Growth Officer role, Mr. Norman served as interim President of the U.S. Morning Foods business, which generated approximately $3 billion in revenues. In 2008, he was promoted to president of Kellogg International, where he built a team and platform to support international growth, a key pillar of the company’s growth plan. As part of that team, Mr. Norman helped to facilitate the acquisition of Pringles® in 2012, which was key to the company’s plans for global expansion and growth. In 2012, he led the integration of Pringles® and the restructuring of Kellogg’s European business to implement the new “Wired to Win” operating model, which resulted in significantly improved European top and bottom line performance. From 2004 to 2008, Mr. Norman led U.S. Morning Foods, which included cereal, PopTarts®, the Kashi Company, and the frozen foods division, to five years of sequential profitable sales and share growth. He was named managing director of Kellogg’s U.K./ Republic of Ireland business in 2002, where he successfully led a turnaround in sales performance and helped to grow the company’s cereal market share for the first time in 11 years. In 2000, Mr. Norman became president of Kellogg Canada Inc. and from 1989 to 2000, he held progressively more senior marketing roles at U.S. Morning Foods across France, Canada, Latin America and the U.S. In addition to his time at Kellogg, from 2016 to 2018 Mr. Norman served as a member of the Grocery Manufacturers Association board of directors, where he served on the executive committee. He also served as a Trustee of the Food Marketing Institute Foundation board, from 2016 to 2018. Mr. Norman received a bachelor’s degree with honors in French from Portsmouth Polytechnic.   We believe Mr. Norman is qualified to serve on our Board of Directors because of his branding, business strategy and marketing expertise and experience in the food industry. Mr. Norman is an “Investor Designee” of Heavenly Rx, as defined in the Investor Rights Agreement dated July 11, 2019 (the “IRA”) entered into by us, Heavenly Rx and certain of our shareholders, and was appointed to the Board of Directors in accordance with the terms and conditions of such agreement.

Eric Chastain

Mr. Chastain was appointed as our Chief Operating Officer effective June 2014 and as the President of the Jones Beverage Division since November 8, 2021. He has been with the Company for nearly 20 years, and previously served as Vice President of Operations of the Company from May 2002 to June 2014. As Chief Operating Officer, Mr. Chastain is responsible for directing the operational aspects of our contract manufacturing, as well as purchasing, logistics, and product development. Additionally, Mr. Chastain leads the international business development for the Company. Prior to joining us, Mr. Chastain had several years of beverage manufacturing experience as Director of Operations. Mr. Chastain attended Washington State University and Central Washington University where he earned a Bachelor of Arts degree in Business Administration.

Joe Culp

Mr. Culp has served as our Controller and Principal Accounting Officer since March 8, 2021 and our Interim Chief Financial Officer and Principal Financial Officer since March 2022. He has served in various financial roles since joining us in January 2019, including as Principal Financial Officer from March 8, 2021 to November 23, 2021. Previously, Mr. Culp served as a senior accountant in the audit department of Moss Adams LLP from 2014 to November 2018, performing audits for both public and private companies across various industries including manufacturing, public utilities, financial institutions, health care, and contractors. Mr. Culp received a Bachelor of Arts degree in Accounting and Master's in Accounting, both from Washington State University, and is a Certified Public Accountant.

Jamie Colbourne

Mr. Colbourne has served as our director since September 2020. In addition, Mr. Colbourne served as the Chairman of Jones Soda’s Board of Directors from January 1, 2021 to March 15, 2022 and served as our Interim Chief Financial Officer and Principal Financial Officer from November 2021 to March 2022.  Mr. Colbourne served as Jones Soda’s Interim Chief Executive Officer from April 6, 2020 until December 1, 2020. Prior to that, he was the Chief Executive Officer of Harry’s Fresh Foods, a position he held from July 2012 until it was sold in March 2019, and also served on its Board of Directors. Mr. Colbourne currently serves on the Board of Directors of Ellenos Real Greek Yogurt, Harbor Wholesale, and Bargreen Ellingson. He was the Chief Operating Officer of Charlie’s Produce from 2008 to 2012. From 2002 to 2008, Mr. Colbourne served as Chief Executive Officer and President of Litehouse Inc., and prior to that, he held positions at Tully’s Coffee, Specialty Frozen Foods, Haagen-Dazs, Pepsico/Seven-up Canada. Mr. Colbourne received a Bachelor of Commerce, Marketing and Finance from St. Mary’s University in Canada and received a Canadian Chartered Accounting designation in 1982.  We believe Mr. Colbourne is qualified to serve on our Board of Directors because of his management expertise and experience in the food industry.

Clive Sirkin

Mr. Sirkin has been a director of Jones Soda since August 2019. Mr. Sirkin is a seasoned marketing executive who has held various executive roles in large multinational consumer packaged goods companies. He was most recently the Chief Growth Officer for the Kellogg Company from January 2016 through February 2019. In this capacity he was a member of the company's Executive Committee and was responsible for R&D, innovation, sales, marketing, research and analytics and setting the category strategy for the company. Prior to Kellogg, Clive served as the Chief Marketing Officer of Kimberly-Clark from March 2012 to November 2015, overseeing all marketing across their B2B and B2C divisions. This followed a 16+ year career in advertising at Leo Burnett, where he served in various leadership capacities across multiple geographies culminating in being named Group Managing Director with responsibility for setting the global business strategy for the group. He served on the Global Executive Committee and the Board of the company. Mr. Sirkin currently serves on the Boards of Screendragon ltd., Fyllo tech, UCAN and 70 Faces Media. He earned a B. Comm. degree from the University of Witwatersrand in South Africa in 1985.  We believe Mr. Sirkin is qualified to serve on our Board of Directors because of his marketing expertise and experience in the food industry. Mr. Sirkin is an “Investor Designee” of Heavenly Rx, as defined in the IRA, and was appointed to the Board of Directors in accordance with the terms and conditions of such agreement.

Alexander Spiro

Mr. Spiro has been a director of Jones Soda since February 15, 2022. Mr. Spiro is a well-known litigator and successful investor.  Mr. Spiro has been a partner at Quinn Emanuel Urquhart & Sullivan LLP since October 2017. Prior to that, Mr. Spiro had been an attorney at Brafman and Associates in New York City since July 2013. Mr. Spiro is a former prosecutor and the former coordinator of  an autism children’s program at McLean Hospital, Harvard’s psychiatric hospital. Mr. Spiro is a graduate of Harvard Law School where he continues to teach. He has lectured and written on a variety of subjects related to psychology and the law. Mr.  Spiro  serves  as  a  board member and strategic  advisor to a number of public and private companies. Mr. Spiro serves as the Chairman of Glassbridge Enterprises. We believe Mr. Spiro is qualified to serve on our Board of Directors because of his significant analytical and overall business leadership skills.

Chad Bronstein

Mr. Bronstein has been a director of Jones Soda since February 15, 2022. Currently, Mr. Bronstein serves as Chief Executive Officer and Founder of Fyllo, a company providing compliance-first SaaS solutions for highly regulated industries. He also serves as Co-Founder and Chairman of the Board for Tyson 2.0, boxer Mike Tyson’s cannabis company, and Wesana Health, a life science company on a journey to treat traumatic brain injury and mental illness through psychedelics. In addition, he is an investor and partner in Kenan Thompson’s new talent management and production company, Artists for Artists. Previously,  Mr.  Bronstein  served  as the  Chief Revenue Officer of Amobee Inc. after it was acquired by  Adconian Media Group, where he served as Senior  Vice  President  of  North  American  Sales  and  Partnerships.  Mr.  Bronstein  is  also  a  strategic advisor at OpenWeb. He graduated from Miami University in 2009.  We believe Mr. Bronstein brings to our Board of Directors executive leadership experience and a knowledge of the cannabis industry.

Family Relationships and Other Arrangements

There are no family relationships among our executive officers and directors. There are no arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Independence of the Board of Directors

The Board of Directors has determined that four of our directors, Messrs. Spiro, Bronstein, Norman and Sirkin, are “independent directors” within the meaning of the listing standards of The Nasdaq Stock Market (“Nasdaq”). In making its independence determinations, the Board of Directors considered all relationships between any of the directors and the Company.

Pursuant to Section 2 of the IRA, we are required to nominate for election to the Board of Directors two directors designated by Heavenly Rx. Each of Paul Norman and Clive Sirkin are “Investor Designees” of Heavenly Rx, as defined in the IRA.

Board Committees

As of December 31, 2021, our Board of Directors had an Audit Committee, a Compensation and Governance Committee (the “Compensation Committee”) and a Nominating Committee. As of March 15, 2022, our Board of Directors has an Audit Committee and a Compensation and Governance Committee and our entire Board of Directors serves in place of a Nominating Committee. In addition, on March 15, 2022, the Board of Directors formed the Mergers and Acquisitions and Investments Committee.

Audit Committee

The Audit Committee represents the Board of Directors in discharging its responsibilities relating to our accounting, reporting, financial and internal control practices, and any related party transactions. Among its responsibilities, the Audit Committee: is responsible for selecting, retaining or replacing our independent auditors; reviews the scope, fees and result of their audit; reviews the independence of the auditors; reviews and approves any non-audit services and related fees; is informed of their significant audit findings and management's responses; reviews the adequacy of the Company’s accounting and financial personnel; reviews the Company’s financial reporting processes and internal controls over financial reporting and disclosure controls and procedures; and oversees legal and regulatory compliance matters, including reviewing and approving all significant related party transactions and potential conflict of interest situations. The Audit Committee reviews the quarterly and annual financial statements and recommends their acceptance to the Board of Directors. The Audit Committee also periodically reviews, in consultation with the Compensation Committee, the Company’s Code of Conduct and Code of Ethics, and establishes and reviews (a) procedures for receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters; and (b) procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed by the committee on a periodic basis, and by the Board of Directors as appropriate. A current copy of the charter is available on our website at www.jonessoda.com under the Investor Relations tab under the heading “Corporate Governance.”

As of March 15, 2022, the Audit Committee is comprised of Messrs. Colbourn (Chair), Sirkin and Bronstein. From February 15, 2022 until March 15, 2022, the Audit Committee was comprised of Messrs. Sirkin (Chair), Norman and Bronstein (and, prior to February 15, 2022, was comprised of Messrs. Jeffrey D. Anderson, Michael M. Fleming and Sirkin for fiscal year 2021). The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Sirkin and Bronstein qualify as an “independent” director under applicable SEC and Nasdaq rules. Each member of the Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our consolidated financial statements, or those of any of our current subsidiaries, at any time during the past three years. The Board of Directors has determined that Jamie Colbourne qualifies as an “audit committee financial expert” as defined under applicable SEC rules. The Audit Committee held four meetings in 2021.

Compensation and Governance Committee

As of March 15, 2022, the Compensation Committee is comprised of Messrs. Sirkin (Chair), Spiro and Bronstein. From February 15, 2022 until March 15, 2022, the Compensation Committee was comprised of Messrs. Paul Norman (Chair), and Alexander Spiro (and, prior to February 15, 2022, was comprised of Messrs. Jeffrey D. Anderson (Chair), Michael M. Fleming and Paul Norman for fiscal year 2021). The Company’s Board of Directors has determined that, after consideration of all relevant factors, each of these directors qualifies as an “independent” and “non-employee” director under applicable Nasdaq and SEC rules and qualifies as an “outside director” pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Company’s Board of Directors regarding the Company’s general compensation policies as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held four meetings during 2021.

The Compensation Committee has a number of functions and responsibilities as delineated in its written charter, which is reviewed by the committee on an annual basis, and by the Company’s Board of Directors as appropriate. A current copy of the Compensation Committee charter is available on the Company’s website at www.jonessoda.com under the Investor Relations tab under the heading “Corporate Governance.”

The primary functions of the Compensation Committee are to (i) assist the Company’s Board of Directors with its responsibilities relating to compensation of the Company's Chief Executive Officer and other executives, employees and directors who are not employees of the Company, (ii) advise the Company’s Board of Directors in connection with the Company’s retirement, welfare and other benefit plans, and (iii) develop, update, as necessary, and recommend to the Company’s Board of Directors corporate governance principles and policies applicable to the Company, and monitor compliance with such principles and policies. The Compensation Committee, when appropriate, may delegate authority to subcommittees and may delegate authority to one or more designated members of the committee, the Company’s Board of Directors or Company officers. Additionally, the Compensation Committee, in its sole discretion, may retain compensation consultants, independent counsel, accounting and other professionals without seeking approval of the Company’s Board of Directors with respect to the selection, fees or retention terms for these advisors. The Compensation Committee did not retain a compensation consultant in 2021.

Under its charter, the Compensation Committee establishes and annually reviews policies regarding executive compensation. With respect to the Company’s Chief Executive Officer, the Compensation Committee solicits input from the full Board of Directors and, based on that input, develops corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and recommends to the Company’s Board of Directors the Chief Executive Officer’s compensation based on this evaluation and other relevant information. For other executive officers, the Chief Executive Officer provides the Compensation Committee a performance assessment and recommendation regarding performance goals and compensation. The Compensation Committee reviews this information and the recommendations, as well as other relevant information, and recommends the compensation of these officers on an annual basis to the Company’s Board of Directors for approval. With respect to equity grants, the Compensation Committee has the authority, without the Company’s Board of Director approval, to approve all equity awards to employees and executive officers, although the Company’s general practice is to obtain approval from the Company’s Board of Directors of equity awards.

The Chief Executive Officer reports to the Compensation Committee periodically on the results of the evaluations of the Company’s executive officers (other than the Chief Executive Officer). In addition to the Chief Executive Officer’s involvement in setting individual performance goals, conducting evaluations and making compensation recommendations for other executive officers, the Company’s management team plays an active role in updating the Compensation Committee on the trends and challenges of hiring, retaining and competing for talent. The management team periodically suggests alternative forms of compensation or compensation strategies to assist the Compensation Committee in recommending to the Company’s Board of Directors compensation packages that will enable the Company to attract and retain key talent.

Under its charter, the Compensation Committee also reviews director compensation practices, including analysis of the Company’s practice in comparison to other companies, and recommends to the Company’s Board of Directors revisions to the Company’s director compensation program. In addition, the Compensation Committee develops, periodically reviews and recommends to the Company’s Board of Directors director and executive stock ownership guidelines, and provides oversight and recommendations to the Company’s Board of Directors regarding the Company’s tax-qualified and nonqualified benefit plans. In addition, the Compensation Committee develops and recommends to the Company’s Board of Directors procedures for selection of the Chairperson of the board, and helps develop an annual meeting calendar for the Company’s Board of Directors. The Compensation Committee recommends to the Company’s Board of Directors, as appropriate, the number, type, functions and structure and independence of the committees of the Company’s Board of Directors, and helps determine procedures for selection of the Chief Executive Officer and assists with the development and maintenance of a succession plan. The Compensation Committee also periodically reviews, in consultation with the Audit Committee, the Company’s Code of Conduct and Code of Ethics, and consults with and supports the Audit Committee with respect to the establishment of (a) procedures for receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters; and (b) procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Compensation Committee also develops, reviews and recommends such other corporate governance policies and principles as it deems appropriate.

Nominating Committee

Until March 15, 2022, the Nominating Committee was comprised of Messrs. Sirkin (Chair) and Spiro, and at the beginning of 2021, the Nominating Committee was comprised of Messrs. Colbourne (Chair), Anderson and Sirkin. In March 2021, the Company’s Board of Directors appointed Mr. Colbourne as the Chairman of the Nominating Committee, and Mr. Fleming stepped off of the Nominating Committee. As of December 31, 2021, the Board of Directors has determined that, after consideration of all relevant factors, each of the members of the Nominating Committee qualified as an “independent” director under applicable Nasdaq rules. The Nominating Committee held four meetings during 2021.

As of March 15, 2022, the Company’s entire Board of Directors serves in place of the Nominating Committee, and the Company’s independent directors are responsible for, among other things, identifying individuals qualified to become members of the Company’s Board of Directors and approving director candidates for election to the Company’s Board of Directors, including the development of policies and procedures to assist in the performance of these responsibilities. In the event there is a vacancy on the Company’s Board of Directors, the independent members of the Board of Directors will initiate the effort to identify appropriate director candidates. The independent members of the Board of Directors will also periodically review the appropriate size of the Company’s Board of Directors, any appropriate restrictions on service on the Company’s Board of Directors, such as term limits and retirement policy, standards regarding the Company’s definition of “independence,” establish performance criteria/expectations for director performance, and oversee the criteria and method for evaluating the effectiveness of the Company’s Board of Directors.

Mergers and Acquisitions and Investment Committee

On March 15, 2022, the Board of Directors formed the Mergers and Acquisitions and Investments Committee to examine possible strategic acquisitions and significant investments by the Company and to formulate recommendations concerning any such possible transactions to the Board as a whole. The Mergers and Acquisitions and Investments Committee is currently comprised of Messrs. Spiro (Chair), Colbourn, Sirkin and Norman.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2021 and 2020, all compensation awarded or paid by us to, or earned by, the following persons (the “Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total
Mark Murray	2021	284,375	100,000	-	1,200		385,575
President and Chief Executive Officer	2020	85,417	-	82,500	75,400	(3)	243,317
Eric Chastain	2021	170,183	33,000	24,500	1,800	(2)	229,483
Chief Operating Officer, President of the Jones Beverage Division, and Corporate Secretary	2020	114,922	16,500	11,000	1,800	(2)	144,222
Joe Culp	2021	95,000	29,250	24,500	-		148,750
Interim Chief Financial Officer, Controller and Principal Accounting and Financial Officer (4)	2020	85,000	10,500	-	-		95,500

____________

(1)

Represents the aggregate grant date fair value for awards granted, as applicable, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). See Note 7 regarding the assumptions underlying the valuation of equity awards.

(2)	Consisted of a car allowance and cell phone allowance for Mr. Chastain in 2020 and 2021 and Mark Murray in 2021.
(3)

Mr. Murray was appointed as our President effective September 1, 2020 and as our Chief Executive Officer as of December 1, 2020.  “All Other Consideration” consisted of a car allowance and cell phone allowance for Mr. Murray in 2020, as well as consulting payments made to Mr. Murray during 2020 prior to his employment as our President in September 2020.

(4)	Mr. Culp was appointed as of Interim Chief Financial Officer and Principal Financial Officer on March 15, 2022.

Narrative Disclosure to Summary Compensation Table

The following describes the material factors necessary to understand the compensation disclosed in the Summary Compensation Table.

Mark Murray. Mr. Murray was appointed as our President effective September 1, 2020, and we and Mr. Murray entered into our standard employment letter agreement pursuant to which Mr. Murray served as President at an annual salary of $250,000. Effective December 1, 2020, we and Mr. Murray entered into an amended and restated employment letter agreement pursuant to which Mr. Murray serves as our Chief Executive Officer and President at an annual salary of $275,000. Effective May 16, 2021, Mr. Murray’s annual base salary was increased from $275,000 to $290,000. In addition, Mr. Murray is eligible to earn a cash bonus in an amount equal $75,000 payable in the event that the Company achieves both its revenue and EBITDA targets for 2021 (with upward scaling of the bonus amount available to be earned at the rate of $1,250 in additional bonus amounts for every 1% above these targets achieved by the Company (i.e., if the Company exceeds both its revenue and EBITDA targets for 2021 by 20%, the bonus amount for 2021 shall be equal to $100,000)). The Company also approved the grant to Mr. Murray of a stock option to purchase up to 100,000 shares of the Company’s Common Stock; provided that (a) such option shall become immediately vested as to 50,000 shares if the Company achieves both its revenue and EBITDA targets for 2021 (as determined by the Compensation Committee in its reasonable discretion based on its review of the Company’s audited consolidated financial statements for 2021); (b) such option shall become immediately vested as to 100,000 shares if the Company exceeds by at least 20% both its revenue and EBITDA targets for 2021 (as determined by the Compensation Committee in its reasonable discretion based on its review of the Company’s audited consolidated financial statements for 2021) and (c) such option shall be terminated in its entirety and shall not be exercisable for any shares if the Company does not achieve both its revenue and EBITDA targets for 2021 (as determined by the Compensation Committee in its reasonable discretion based on its review of the Company’s audited consolidated financial statements for 2021). Mr. Murray’s stock option shall be subject to the Company’s 2011 Equity Incentive Plan, as readopted, and the Company’s standard non-qualified stock option agreement, which have been filed by the Company with the SEC, and shall have an exercise price equal to the Company’s closing stock price (as quoted on the OTCQB marketplace) on the date of grant. Effective as of February 15, 2022, the Board of Directors approved a cash bonus for Mr. Murray in the amount of $100,000 based on the Company’s 2021 performance.  In addition, Mr. Murray was granted non-qualified stock options subject to the terms and conditions of our 2011 Plan for the purchase of (i) 100,000 shares of the our common stock at an exercise price equal to $0.165 per share, which were immediately vested as of the date of grant, and (ii) 400,000 shares of our common stock at an exercise price equal to $0.165 per share, which vests as follows:  1/4th of the shares subject to the option shall vest on the one-year anniversary of the date of grant and an additional 1/48th of the shares subject to the option shall vest on a monthly basis thereafter for a period of 48 months (subject to Mr. Murray’s continuous service with us).

Eric Chastain. Mr. Chastain has served as our Chief Operating Officer since June 2014, as Corporate Secretary since December 2015 and as the President of the Jones Beverage Division since November 8, 2021. Mr. Chastain previously served as Vice President of Operations from 2002 until June 2014 when he was promoted to Chief Operating Officer. Effective as of November 8, 2021, Mr. Chastain’s annual base salary was increased from $165,000 to $200,000. In addition, Mr. Chastain may be eligible to receive an annual performance-based cash bonus based on us achieving certain net income targets, all subject to approval by the Compensation Committee. Effective as of February 15, 2022, the Board of Directors approved a cash bonus for Mr. Chastain in the amount of $33,000 based on the Company’s 2021 performance. In connection with his performance, in March 2020, we awarded to Mr. Chastain a stock option to purchase 50,000 shares of common stock, which option is subject to the terms and conditions of our 2011 Plan (as defined below), has an exercise price equal to $0.22 per share and vests as follows:  (i) 25% of such shares vest upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares vest at the conclusion of each additional one-month period thereafter, in each case subject to Mr. Chastain’s continued employment with us. In addition, in connection with his performance, in March 2021, we awarded to Mr. Chastain a stock option to purchase 50,000 shares of common stock, which option is subject to the terms and conditions of our 2011 Plan, has an exercise price equal to $0.49 per share and vests as follows:  (i) 25% of such shares vest upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares vest at the conclusion of each additional one-month period thereafter, in each case subject to Mr. Chastain’s continued employment with us. During 2021 and 2020, Mr. Chastain was paid a $150 per month cell phone allowance.

Joe Culp. Mr. Culp has served as our Controller and Principal Accounting Officer since March 8, 2021 and Interim Chief Financial Officer and Principal Financial Officer since March 15, 2022. He has served in various financial roles since joining us in January 2019, including as Principal Financial Officer from March 8, 2021 to November 23, 2021. Effective as of January 1, 2022, Mr. Culp’s annual base salary was increased from $95,000 to $110,000. In addition, on November 2, 2021, the Board approved a cash bonus in the amount of $15,000 for Mr. Culp. Additionally, Mr. Culp was paid a cash bonus of $14,250 effective February 15, 2022 in connection with his 2021 performance. In addition, in March 2021, we awarded to Mr. Culp a stock option to purchase 50,000 shares of common stock, which option is subject to the terms and conditions of our 2011 Plan, has an exercise price equal to $0.49 per share and vests as follows:  (i) 25% of such shares vest upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares vest at the conclusion of each additional one-month period thereafter, in each case subject to Mr. Culp’s continued employment with us.

Outstanding Equity Awards at Fiscal Year-End 2021 Table

The following table presents information about outstanding equity awards held by each of our named executive officers (the “Named Executive Officers”) as of December 31, 2021.

		Option Awards
		Number of Securities Underlying Unexercised Options (#)
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark Murray (1)	11/3/2020	100,000	300,000	0.17	3/6/2028
	11/3/2020	100,000	—	0.17	12/21/2025
Eric Chastain (2)	3/23/2021	—	50,000	0.49	3/23/2031
	3/26/2020	21,875	28,125	0.22	3/26/2030
	3/6/2018	23,438	1,562	0.35	3/6/2028
	3/6/2018	25,000	—	0.35	3/6/2028
	12/8/2016	50,000	—	0.49	12/8/2026
	12/8/2016	50,000	—	0.49	12/8/2026
	11/18/2015	50,000	—	0.41	11/18/2025
	12/12/2013	50,000	—	0.47	12/12/2023
	1/24/2013	100,000	—	0.27	1/24/2023
	12/6/2012	15,000	—	0.31	12/6/2022
Jamie Colbourne (3)	1/4/2021	—	104,690	0.18	1/4/2031
	12/2/2020	11,870	—	0.18	12/2/2030
Joe Culp (4)	3/23/2021	—	50,000	0.49	3/23/2031
	11/5/2019	13,021	11,979	0.40	11/5/2029
	1/24/2019	18,229	6,771	0.28	1/24/2029

__________________

(1)

Mr. Murray's stock options vest as follows (in each case, subject to Mr. Murray’s continued service with the Company):

•400,000 stock option granted in November 2020 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter; and

•100,000 stock options granted in November 2020 was fully vested upon grant.

(2)

Mr. Chastain's stock options vest as follows (in each case, subject to Mr. Chastain’s continued service with the Company):

•2021 stock option granted in March 2021 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2020 stock option granted in March 2020 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2018 stock option granted in March 2018, 50% vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter; and 50% cliff vested in March 2019 after certain performance metrics were met;

•2016 stock option granted in December 2016 cliff vested in 2017 as certain quantitative performance metrics were met;

•2016 stock option granted in December 2016 vested over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2015 stock option granted in November 2015 vested over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2013 stock option granted in December 2013 vested over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2013 stock option granted in January 2013 vested and became exercisable at a rate of 1/24 each month and became fully exercisable on the two-year anniversary of the date of grant subject his continuous service; and

•2012 stock option vested in full on the one-year anniversary of the date of grant.

(3)

Mr. Colbourne's stock options vest as follows (in each case, subject to Mr. Colbourne’s continued service with the Company):

•2021 stock option granted in January 2021 vests in full in January 2022; and

•2020 stock option granted in December 2020 vested in full in December 2021.

(4)

Mr. Culp's stock options vest as follows (in each case, subject to Mr. Culp’s continued service with the Company):

•2021 stock option granted in March 2021 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2019 stock option granted in November 2019 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter; and

•2019 stock option granted in January 2019 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter.

Additional Narrative Disclosure

In March 2021, the Board of Directors approved the readoption of the Company’s 2011 Plan to extend the expiration date thereof from April 1, 2021 to April 1, 2023 and obtained shareholder approval of such readoption at the annual meeting of shareholders held on May 13, 2021.

On September 30, 2021, the Board of Directors upon the recommendation of the Compensation Committee, approved an amendment to the 2011 Plan to decrease the number of shares of common stock available for issuance pursuant to future awards under the 2011 Plan from 4,785,597 shares of common stock to 2,500,000 shares of common stock. In addition, the Board of Directors approved an amendment to the outstanding awards previously granted under the 2011 Plan to provide that upon the closing of the Plan of Arrangement, the vesting of all awards outstanding as of September 30, 2021 shall be accelerated, and such awards shall thereafter become immediately vested in full and the restrictions thereon shall lapse.

Moreover, our 2011 Plan, as amended, provides for accelerated vesting of all unvested awards upon a corporate transaction, irrespective of the scheduled vesting date for these awards, unless the awards are assumed or substituted for by the successor company. For purposes the 2011 Plan, a “corporate transaction” means any of the following events:

●	Acquisition by a third party of beneficial ownership of 50% or more of the outstanding common stock or voting power of the Company, subject to certain exceptions;

●

A change in the composition of the Board of Directors during any 24-month period such that the individuals who, as of the beginning of such 24-month period, constitute the Board of Directors, cease for any reason to constitute at least a majority of the Board of Directors, subject to certain exceptions;

●	Consummation of a merger or consolidation of the Company with or into any other company;

●

Consummation of a statutory share exchange pursuant to which our outstanding shares are acquired or a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of our outstanding voting securities; or

●	Consummation of a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of our assets.

On May 16, 2022, our shareholders approved the adoption of the Jones Soda Co. 2022 Omnibus Equity Incentive Plan (the "2022 Plan"), which replaced the 2011 Plan and provides for the granting incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to participants to acquire shares of Company common stock under the 2022 Plan. Under the terms of the 2022 Plan, the sum of (i) 10,000,000 shares of the Company’s common stock, plus (ii) the number of shares of common stock reserved, but unissued under the 2011 Plan, plus (iii) the number of shares of common stock underlying forfeited awards under the 2011 Plan are initially available for issuance of awards under the 2022 Plan.

Compensation Practices

We have evaluated the risks arising from our compensation policies and practices for our employees and concluded that such risks are not reasonably likely to have a material adverse effect on the Company. In this regard, the following factors, among others, were considered:

●	Compensation is in line with the Company’s business plan and discourages inappropriate risk-taking for short-term gains;

●

Long-term incentive compensation is primarily in the form of stock options that generally vest over multiple year periods, thereby aligning the interests of management and other key employees with the long-term interests of our shareholders;

●	Annual cash bonuses are discretionary and are not governed by a fixed formula; and

●	Sales commissions are not an element of our compensation practices for our Named Executive Officers or other senior management.

Director Compensation

Prior to the adoption of the 2022 Plan, we used a combination of cash and stock options as stock-based incentive compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting director compensation, the Compensation Committee and the Board of Directors considered the significant amount of time that directors expend in fulfilling their duties as well as the skill level required of members of the Board of Directors.

In connection with the adoption of the 2022 Plan, the Board of Directors replaced the Company’s previous director compensation structure with a compensation structure that consists exclusively of the granting of restricted stock units that vest incrementally.

In addition to cash and stock-based compensation, non-employee directors are reimbursed for their out-of-pocket expenses, in accordance with our reimbursement policies, incurred in attending meetings of the Board of Directors and committee meetings and conferences with our management. We also maintain liability insurance for all of our directors and executive officers.

2021 Cash Compensation

During 2021, we paid cash compensation to our non-employee directors for their service on the Board of Directors and Board committees. Under our standard director compensation structure for 2021, each non-employee director received the following cash compensation for his or her service in 2021:

Position	Amount
Non-employee (“NE”) Director Annual Retainer (payable in quarterly payments)	$20,000
NE Director Board Meeting Attendance Fee (telephonic)	2,000 (500)
Chair of Board of Directors Annual Retainer	5,000
Chair of Audit Committee Annual Retainer	2,500
Chair of Compensation and Governance Committee Annual Retainer	1,000
Chair of Nominating Committee Annual Retainer	1,000
Audit Committee Member Annual Retainer	1,000
Compensation, Nominating, and Governance Committee Member Annual Retainer	500

Non-employee directors were also able to elect to receive payment of all or any portion of their cash compensation in the form of shares of our fully vested common stock in lieu of cash. Our Compensation Committee has approved this practice since June 2010. No directors elected to receive shares in lieu of payment of all or any portion of their cash compensation during 2021.

2021 Equity Compensation

From January 1, 2020 to February 15, 2022, equity compensation for non-employee director service consisted of the granting of an annual non-qualified stock option award that vested on the first anniversary of the date of grant (subject to the director’s continuing service as of such anniversary date), with the number of shares underlying such award determined by dividing $25,000 by the closing stock price (as quoted on the OTCQB marketplace) on the date of grant (which shall be the first trading day in January in each calendar year), and such stock option award shall have an exercise price equal to our closing stock price (as quoted on the OTCQB marketplace) on the date of grant. When joining our Board of Directors, each new non-employee director was granted a non-qualified stock option award that vests on the first anniversary of the date of grant (subject to the director’s continuing service as of such anniversary date), with the number of shares underlying such award determined by dividing $25,000 by our closing stock price on the first trading day following the date on which such director is appointed), prorated based on the date on which such director is appointed, and which stock option shall be granted as of the first trading day following the date on which such director was appointed, and shall have an exercise price equal to our closing stock price (as quoted on the OTCQB marketplace) on the date of grant.

In connection with the adoption of the 2022 Plan, the Board of Directors replaced the Company’s previous director compensation structure with a compensation structure that consists exclusively of the granting of restricted stock units that vest incrementally. At least annually, the Compensation Committee will recommend to the Board of Directors restricted stock unit grants to each of the members of the Board of Directors, with the specific number of restricted stock units granted to each director to be based on such director’s contribution to the Board of Directors and the Company, as determined by the Compensation Committee.

2021 Director Compensation Table

The following table presents information about compensation earned by non-employee directors during 2021:

Name	Fees Earned ($)	Stock Option Awards ($)	Total ($)
Jeff Anderson	$38,000	$25,000	$63,000
Clive Sirkin	34,000	25,000	59,000
Paul Norman	33,000	25,000	58,000
Michael Fleming	34,333	25,000	59,333
Jamie Colbourne	43,667	25,000	68,667

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 23, 2022 certain information regarding the beneficial ownership of our outstanding common stock by the following persons or groups:

●	each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of common stock;
●	the Named Executive Officers identified in the Summary Compensation Table above;
●	each of our directors; and
●	all of our directors and executive officers as a group.

As of June 23, 2022 there were 98,354,380 shares of common stock issued and outstanding. Unless otherwise indicated, each person's address is c/o Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134.

Beneficial ownership is determined in accordance with SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of May 23, 2022 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated and subject to community property laws where applicable, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the shares listed opposite their names.

	Beneficial Ownership of Common Stock (1)
Name and Address of Beneficial Owner	No. of Shares	Securities Currently Exercisable or Within 60 Days	Total Beneficial Ownership		Percent of Total
5% Owners:
Heavenly Rx Ltd.	9,000,000	—	9,000,000		9.2%
SOL Global Investments Corp.	16,296,380 (2)	8,855,035	25,151,415		23.5%
Executive Officers and Directors:
Mark Murray	450,000	1,600,000	2,050,000		2.1%
Eric Chastain	10,500	465,000	475,500		*
Joe Culp	—	100,000	100,000		*
Jamie Colbourne	400,000	1,050,000	1,450,000		1.5%
Alexander Spiro	885,959	802,959	1,688,918		1.7%
Clive Sirkin	2,000,211	725,335	2,725,546		2.8%
Chad Bronstein	200,740	200,740	401,480		*
Paul Norman	1,665,152	1,035,335	2,700,487	(4)	2.7%
All current directors and executive officers as a group (8 persons)(3)	5,612,562	5,979,369	11,591,931		11.1%

* Less than 1%.
(1) The table is based upon information supplied by such principal shareholders, executive officers and directors.

(2) Includes 281,345 shares of the Company’s common stock held directly by SOL Global Investments Corp. (“SOL Global”) and 16,015,035 shares of common stock held by SOL Verano Blocker 1 LLC, a wholly-owned subsidiary of SOL Global. Based on a Form 4 filed with the SEC on May 27, 2022.

(3) Consists of Messrs. Colbourne, Bronstein, Spiro, Norman, Sirkin, Chastain, Murray, and Culp.

(4) The securities are owned by Paul Timothy Norman Trust. Paul Norman is the Trustee of Paul Timothy Norman Trust and in such capacity has the right to vote and dispose of the securities held by such trust.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During our fiscal years ended December 31, 2021 and December 31, 2020, except as set forth herein, we were not a party to any transactions in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

On February 9, 2022, current directors Chad Bronstein and Alexander Spiro purchased, prior to becoming directors on our Board of Directors, an aggregate principal amount of $100,000 and $400,000, respectively, of Contingent Convertible Debentures of the Company, which are convertible into units of our Company at a conversion price of $0.50 per unit, with each unit consisting of one share of our common stock and one share purchase special warrant of our Company (“Jones Special Warrant”). Each Jones Special Warrant is exercisable into one share of our common stock at a price of $0.625 per share for a period of 24 months from the date of issuance. The Contingent Convertible Debentures automatically converted into our units on May 16, 2022 in connection with the Company increasing its authorized capital to an amount to cover the shares issuable pursuant to all of the outstanding Contingent Convertible Debentures as well as all of our other then outstanding convertible/exercisable securities.

Jamie Colbourne, a director and the former Chairman of our Board of Directors and former Interim Chief Financial Officer, Mark Murray, our President and Chief Executive Officer and a member our Board of Directors, former director Jeffrey Anderson and current director Clive Sirkin and current Chairman of the Board Paul Norman, each acquired $200,000 in Subscription Receipts in Pinestar, and consequently each of these related persons acquired 400,000 shares of our common stock and 400,000 Jones Special Warrants (exercisable into shares of our common stock at an exercise price of $0.625 per share) in connection with the closing of the Plan of Arrangement on February 15, 2022. The issuance of our shares of common stock and the Jones Special Warrants to these related parties was approved by the Company’s Audit Committee.

LEGAL MATTERS

Unless otherwise indicated, Cairncross & Hempelmann, P.S., Seattle, Washington, will pass upon the validity of the shares of the Resale Shares to be sold in this offering.

EXPERTS

Armanino LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Armanino LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Resale Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Resale Shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy the registration statement of which this prospectus is a part, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Jones Soda Co. The SEC’s Internet site can be found at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at Jones Soda Co., 66 South Hanford Street, Suite 150, Seattle, Washington 98134 or telephoning us at (206) 624-3357.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

24,324,384 Shares of Common Stock

PROSPECTUS

June 24, 2022